   As Filed with the Securities and Exchange Commission on February 28, 2003
================================================================================
                                                 Registration File No. 333-72590
                                                                       811-06217

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 ---------------

                                    FORM N-6

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933        [_]

                   PRE-EFFECTIVE AMENDMENT NO.                            [_]

                   POST-EFFECTIVE AMENDMENT NO. 3                         [X]

                                     and/or

           REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY
                   ACT OF 1940                                            [_]

                   AMENDMENT NO. 1                                        [X]

                        (Check appropriate box or boxes.)

                             MONY VARIABLE ACCOUNT L
                           (Exact name of registrant)

                           MONY LIFE INSURANCE COMPANY
                               (Name of depositor)
                                  1740 Broadway
                            New York, New York 10019
              (Address of depositor's principal executive offices)
          Depositor's Telephone Number, including Area Code: (202) 708-2000
                                                             --------------

            Haroula K. Ballas, Esq.                        Copy to:
             Counsel - Operations                    Stephen E. Roth, Esq.
          MONY Life Insurance Company           Sutherland Asbill & Brennan LLP
                 1740 Broadway                  1275 Pennsylvania Avenue, N.W.
           New York, New York 10019                Washington, DC 20004-2415
    (Name and address of agent for service)

It is proposed that this filing will become effective (check appropriate box)
      [_]  immediately upon filing pursuant to paragraph (b).
      [_]  on ___________ pursuant to paragraph (b).
      [_]  60 days after filing pursuant to paragraph (a)(1).
      [X]  on May 1, 2003 pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

[_] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

                                 ---------------

                      Title of Securities Being Registered:
      Units of Interest in a Separate Account under Flexible Variable Life
                              Insurance Contracts

                             MONY VARIABLE ACCOUNT L
                                   PROSPECTUS
                            DATED MAY 1, 2003 FOR THE
                    VARIABLE UNIVERSAL LIFE INSURANCE POLICY

                                    Issued by
                           MONY Life Insurance Company
                                  1740 Broadway
                            New York, New York 10019

This prospectus describes an individual flexible premium variable life insurance policy offered by MONY Life Insurance Company ("we," "us," "our," or the "Company"). The Policy provides life insurance protection and premium flexibility. The Policy described in this prospectus is only available in New York.

We guarantee that your death benefit will never be less than the amount specified in your Policy adjusted by any requested increases or decreases in your insurance protection, and less any debt you owe us.

Investments (premium payments) may accumulate on a variable basis, fixed basis, or both. If you choose the variable option, we will invest your premium payments in your choice of subaccounts of our variable account. Each subaccount invests in shares of the following portfolios:

The Alger American Fund

  [_] Alger American Balanced Portfolio
  [_] Alger American MidCap Growth Portfolio

Enterprise Accumulation Trust

  [_] Equity Income Portfolio
  [_] Global Socially Responsive Portfolio
  [_] Growth Portfolio
  [_] Growth and Income Portfolio
  [_] Managed Portfolio
  [_] Multi-Cap Growth Portfolio
  [_] Small Company Growth Portfolio
  [_] Small Company Value Portfolio
  [_] Total Return Portfolio

INVESCO Variable Investment Funds, Inc.

  [_] INVESCO VIF - Financial Services Fund
  [_] INVESCO VIF - Health Sciences Fund
  [_] INVESCO VIF - Telecommunications Fund

Janus Aspen Series

  [_] Capital Appreciation Portfolio
  [_] Flexible Income Portfolio
  [_] International Growth Portfolio

Lord Abbett Series Fund

  [_] Bond-Debenture Portfolio
  [_] Growth and Income Portfolio
  [_] Mid-Cap Value Portfolio

MFS Variable Insurance Trust

  [_] MFS Mid Cap Growth Series Portfolio
  [_] MFS New Discovery Series Portfolio
  [_] MFS Total Return Series Portfolio
  [_] MFS Utilities Series Portfolio

MONY Series Fund, Inc.

  [_] Government Securities Portfolio
  [_] Long Term Bond Portfolio
  [_] Money Market Portfolio

PBHG Insurance Series Fund

  [_] PBHG Mid-Cap Value Portfolio
  [_] PBHG Select Value Portfolio

PIMCO Variable Insurance Trust

  [_] Global Bond Portfolio
  [_] Real Return Portfolio
  [_] StocksPLUS Growth and Income Portfolio

The Universal Institutional Funds, Inc.

  [_] Emerging Markets Equity Portfolio
  [_] Global Value Equity Portfolio
  [_] U.S. Real Estate Portfolio

You bear the investment risk if you allocate your premium payments to the variable account.

If you choose the fixed option, we will invest your premium payments in the guaranteed interest account where your payments will grow at a fixed rate of interest. We take the investment risk of premium payments allocated to the guaranteed interest account.

The amount of life insurance may, and your Policy's value will, depend on the investment experience of the options you choose.

If you already own a life insurance policy, it might not be to your advantage to replace your existing insurance coverage with this Policy or to finance the purchase or maintenance of this Policy through a loan or through withdrawals from another policy.

An investment in this Policy is not a bank deposit. Neither the U.S. government nor any governmental agency insures or guarantees your investment in the Policy.

The Securities and Exchange Commission has not approved or disapproved this Policy or determined that this prospectus is accurate or complete. Anyone who tells you otherwise is committing a federal crime.

                                TABLE OF CONTENTS

BENEFIT AND RISK SUMMARY .....................................................................................    1
    POLICY BENEFITS ..........................................................................................    1
        Life Insurance Protection ............................................................................    1
        Cash Benefits ........................................................................................    1
        Variety of Investment Options ........................................................................    2
        Supplemental Insurance Benefits ......................................................................    2
    POLICY RISKS .............................................................................................    2
        Possible Adverse Tax Consequences ....................................................................    2
        Policy Termination ...................................................................................    2
        Partial Surrender Limitations ........................................................................    3
        Effects of Policy Loans ..............................................................................    3
        Policy Only is Suited for Long-Term Investment .......................................................    3
    PORTFOLIO RISKS ..........................................................................................    3
    FEE TABLE ................................................................................................    4
ILLUSTRATIONS ................................................................................................   12
MONY LIFE INSURANCE COMAPNY ..................................................................................   14
MONY VARIABLE ACCOUNT L ......................................................................................   14
        Changes To The Variable Account ......................................................................   14
THE PORTFOLIOS ...............................................................................................   15
        Your Right To Vote Portfolio Shares ..................................................................   18
        Disregard Of Voting Instructions .....................................................................   19
THE GUARANTEED INTEREST ACCOUNT ..............................................................................   19
THE POLICY ...................................................................................................   20
        Applying For A Policy ................................................................................   20
        Temporary Insurance Coverage .........................................................................   21
        Backdating ...........................................................................................   21
        Owner ................................................................................................   21
        Cancelling The Policy ................................................................................   21
PREMIUMS .....................................................................................................   22
        General ..............................................................................................   22
        Initial Premium ......................................................................................   22
        Tax-Free "Section 1035" Exchanges ....................................................................   22
        Scheduled Premiums ...................................................................................   23
        Electronic Payments ..................................................................................   23
        Unscheduled Premiums .................................................................................   24
        Repayment Of Outstanding Debt ........................................................................   24
        Allocating Premiums ..................................................................................   24
HOW YOUR FUND VALUE VARIES ...................................................................................   24
        Fund Value ...........................................................................................   24
        Cash Value ...........................................................................................   25
        Subaccount Values ....................................................................................   25
        Subaccount Unit Value ................................................................................   25
        Guaranteed Interest Account Value ....................................................................   26

TRANSFERS .............................................................................  26
        Transfers By Third Parties ....................................................  26
DEATH BENEFITS ........................................................................  27
        Amount Of Death Benefit Proceeds Payable ......................................  27
        Death Benefit Options .........................................................  27
        Changes In Death Benefit Options ..............................................  28
        Changing The Specified Amount .................................................  29
        Increases .....................................................................  30
        Decreases .....................................................................  30
OTHER OPTIONAL INSURANCE BENEFITS .....................................................  31
BENEFITS AT MATURITY ..................................................................  31
SURRENDERS AND PARTIAL SURRENDERS .....................................................  31
        Surrenders ....................................................................  31
        Partial Surrenders ............................................................  32
        Effect Of Partial Surrenders On Fund Value And Death Benefit Proceeds .........  32
LOANS .................................................................................  32
        Effects Of Policy Loans .......................................................  34
TERMINATION ...........................................................................  34
        General .......................................................................  34
        Special Rules For First Three Policy Years ....................................  34
        Amounts You Must Pay To Keep Your Policy In Effect ............................  35
        Your Policy Will Remain In Effect During The Grace Period .....................  35
        Reinstatement .................................................................  35
PAYMENTS AND TELEPHONE TRANSACTIONS ...................................................  36
        Telephone Transactions ........................................................  37
CHARGES AND DEDUCTIONS ................................................................  37
        Deductions From Premium Payments ..............................................  38
        Deductions From The Variable Account ..........................................  39
        Deductions From Fund Value - The Monthly Deduction ............................  39
        Transaction Charges ...........................................................  41
TAX CONSIDERATIONS ....................................................................  42
        Modified Endowment Contracts ..................................................  42
        Policies Which Are Not Modified Endowment Contracts ...........................  43
        Charge For Company Income Taxes ...............................................  44
OTHER POLICY INFORMATION ..............................................................  44
        Exchange Privilege ............................................................  44
        Paid-Up Insurance .............................................................  44
        Assignment ....................................................................  45
        Settlement Options ............................................................  45
        Misstatement of Age or Sex ....................................................  45
        Suicide Exclusion .............................................................  45
        Incontestability ..............................................................  45
        Other Changes To Your Policy ..................................................  46
ADDITIONAL INFORMATION ................................................................  46
        Sale Of The Policies ..........................................................  46
        Other Information..............................................................  47

        Legal Proceedings ........................................................   47
POLICY ILLUSTRATIONS .............................................................   48
PERFORMANCE INFORMATION ..........................................................   48
FINANCIAL STATEMENTS..............................................................   49
GLOSSARY .........................................................................   50
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS ............................   52

                            Benefit and Risk Summary

This summary provides with a brief overview of the benefits and risks associated with the Policy. You should read the entire prospectus before purchasing the Policy. Important details regarding the Policy are contained in other sections of this Prospectus. Please consult your agent and refer to your Policy for details. If you are already entitled to favorable tax treatment, you should satisfy yourself that this Policy meets your other financial goals before you buy it. For your convenience, we have defined certain terms we use in the Glossary at the end of the Prospectus. We only offer this Policy in New York.

Policy Benefits

Life Insurance Protection

   . The Policy provides a means for you to accumulate life insurance that can pass free of federal and state income taxes to your Beneficiaries.

   . We will pay your Beneficiary a Death Benefit after the death of the last Insured while this Policy is in effect. There are three decisions you must make about the Death Benefit. First, when you apply for your Policy, you must decide how much life insurance coverage (the Specified Amount) you need on the Insured's life. Second, you must choose a Death Benefit option. Finally, you must decide which death benefit compliance test you would like - the Cash Value Accumulation Test (this test generally will not limit the amount you pay into the Policy), or the Guideline Premium/Cash Value Corridor Test (this test generally results in greater Death Benefit amount).

   . We offer two Death Benefit options. Under Option 1, the Death Benefit equals the greater of: (a) the Specified Amount in force on the date of the Insured's death; or (b) the Fund Value on the date of the Insured's death multiplied by a death benefit percentage. Under Option 2, the Death Benefit equals the greater of: (a) the Specified Amount in force on the date of the Insured's death plus Fund Value on the date of the Insured's death; or (b) the Fund Value on the date of the Insured's death multiplied by a death benefit percentage.

   . You may change the Specified Amount and the Death Benefit option that you selected.

   . During the grace period, your Policy (including the Death Benefit) will remain in effect subject to certain conditions. See "Termination."

Cash Benefits

   . You may borrow against your Policy for up to 90% of your Policy's Cash Value. If you do, we will transfer an amount equal to the loan from the Subaccounts and the Guaranteed Interest Account to the Loan Account as collateral for the loan. We charge interest on the loan, and we credit interest on amounts in the Loan Account. We deduct Outstanding Debt (i.e., the amount of your loan plus interest due) from Death Benefit proceeds and from the amount you receive at surrender. A loan may have tax consequences.

   . You may request a partial surrender at any time before the maturity date. Partial surrenders must be for at least $500. A partial surrender may decrease the Specified Amount and may decrease your Death Benefit, and we may assess a $10 partial surrender fee against your remaining Fund Value. Also, a partial surrender may have tax consequences.

   . While the Insured is alive, you can surrender your Policy at any time for its Cash Value. A surrender charge may apply. A surrender may have tax consequences.

   . If the Insured is alive on the maturity date, we will pay the Cash Value to the Owner.

   . You decide how we pay proceeds under the Policy. We may pay the Cash Value and the Death Benefit proceeds as a lump sum or under one of our settlement options.

Variety of Investment Options

   . You may allocate your net premiums (your premium payment less the deductions we take) among the Subaccounts and the Guaranteed Interest Account.

   . The Subaccounts invest in a wide variety of Funds that cover a broad spectrum of investment objectives and risk tolerances. Amounts invested in the Subaccounts will go up and down in value depending on the investment experience of the Fund portfolio in which the Subaccount is invested.

   . The Guaranteed Interest Account is part of our General Account. We will credit interest of at least 4.5% annually on amounts invested in the Guaranteed Interest Account.

   . As your needs or financial goals change, you can change your investment mix. You may transfer Fund Value among any of the Subaccounts or between the Subaccounts and the Guaranteed Interest Account while continuing to defer current income taxes.

Supplemental Insurance Benefits

   . You may add additional insurance and other benefits to your Policy by rider. Please see "Other Benefits" for a description of the other optional benefits that we offer.

Policy Risks

Possible Adverse Tax Consequences

   . We expect that the Policy will generally be deemed a life insurance contract under federal tax law, and that the death benefit paid to the beneficiary will generally not be subject to federal income tax. However, due to lack of guidance, there is less certainty in this regard with respect to Policies issued on a substandard basis.

   . Depending on the total amount of premiums you pay, there is a possibility that your Policy could be treated as a modified endowment contract (MEC) under federal tax laws. If this occurs, partial or full surrenders, as well as Policy loans, will be taxed as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on certain partial or full surrenders and loans taken before you reach age 59 1/2. If the Policy is not treated as a MEC, full and partial surrenders will not be subject to tax to the extent of your investment in the Policy. Amounts in excess of your investment in the Policy, which are subject to tax as ordinary income, will not be subject to penalty tax. You should consult a qualified tax advisor for assistance in all tax matters involving your Policy.

Policy Termination

   . If the value of your Policy can no longer cover the Policy's monthly charges and any loan interest due, your Policy will be in default and a grace period will begin. There is a risk that if partial surrenders, loans, and charges reduce your Cash Value to too low an amount and/or if the investment experience of your selected Subaccounts is unfavorable, then your Policy could terminate. In that case, you will have a 61-day grace period to make a sufficient payment. If you do not make a sufficient payment before the grace period ends, your Policy will terminate without value; all rights and benefits under your Policy, including your insurance coverage, will end. (Special rules, however, apply during the first three Policy Years - your Policy will not lapse if your Policy's Cash Value is greater than zero or the premiums you paid minus partial surrenders and Outstanding Debt is of a certain amount). After termination, you may reinstate your Policy within five years subject to certain conditions.

Partial Surrender Limitations

   . The minimum partial surrender amount is $500 (plus the applicable partial surrender fee). Partial surrenders may reduce the Death Benefit and the Specified Amount in your Policy, and will reduce the Fund Value of your Policy. A partial surrender charge of $10 will apply to the remaining Fund Value. Federal income taxes and a penalty tax may apply to partial surrenders.

Effects of Policy Loans

   . A Policy loan, whether or not repaid, will affect your Policy's Fund Value over time because we transfer the amount of the loan from the Subaccounts and/or the Guaranteed Interest Account to the Loan Account and hold it as collateral. We then credit a fixed interest rate to the loan collateral. As a result, the loan collateral does not participate in the investment results of the Subaccounts and does not participate in the interest credited to the Guaranteed Interest Account. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the performance of the Subaccounts and the extent, if any, of the difference in the interest rates credited to the Guaranteed Interest Account and the Loan Account, the effect could be favorable or unfavorable.

       A Policy loan also reduces Death Benefit proceeds. A loan could make it more likely that a Policy would terminate. There is a risk if the loan reduces your Cash Value to too low an amount and investment experience is unfavorable, that the Policy will lapse, resulting in adverse tax consequences. You must submit a sufficient payment during the grace period to avoid the Policy's termination without value and the end of insurance coverage.

Policy Only is Suited for Long-Term Investment

   . We designed the Policy to meet long-term financial goals. You should not purchase this Policy if you intend to surrender all or part of your Fund Value in the near future. Please note, if you surrender your Policy in the early Policy Years, the surrender charge may be significant.

Portfolio Risks

The value of your Policy is tied to the investment performance of the Fund portfolios and allocation percentages you choose. If those portfolios perform poorly, the value of your Policy will decrease. Values allocated to the portfolios are not guaranteed. Because we continue to deduct charges from Fund Value, if investment results are too low, the Cash Value of your Policy may fall to zero. In that case, the Policy will terminate without value and insurance coverage will no longer be in effect, unless you make an additional payment sufficient to prevent a termination during the 61-day grace period. On the other hand, if investment experience is sufficiently favorable and you have kept the Policy in force for a substantial time, you may be able to draw upon Fund Value through partial surrenders and Policy loans. Poor investment performance may also lower the amount of the death benefit payable under the Policy. The Funds provide a comprehensive description of the risks of each portfolio in their prospectuses.

Fee Table

The following tables describe the fees and expenses you may pay when buying, owning, and surrendering the Policy. If the amount of the charge depends on the personal characteristics of the Insured, then the fee table lists the minimum and maximum charges we assess under the Policy, and the fees and charges of an Insured with the characteristics set forth below. These charges may not be typical of the charges you will pay.

The first table describes the fees and expenses that you may pay when buying the Policy, paying premiums, surrendering the Policy, transferring Fund Value between the Subaccounts and the Guaranteed Interest Account, and taking a loan.

----------------------------------------------------------------------------------------------------------------------
                                                      Transaction Fees
----------------------------------------------------------------------------------------------------------------------
             Charge                  When Charge is                               Amount Deducted
                                        Deducted             ---------------------------------------------------------
                                                                  Guaranteed Charge           Current Charge
----------------------------------------------------------------------------------------------------------------------
Sales Charge                         Upon receipt of each
                                     premium payment

    .    Minimum and Maximum                                   0.5% to 4% of premium        0.5% to 4% of premium
         Charge/1/                                             paid                         paid

    .    Charge for a male                                     4% of premium paid           4% of premium paid
         Insured, issue age 35,
         preferred, non-smoker,
         Specified Amount
         $250,000, 0 years after
         Policy issue,
         non-individual
         qualified plan
----------------------------------------------------------------------------------------------------------------------
Premium Tax Charge/2/                Upon receipt of each      0.8% of premium paid         0.8% of premium paid
                                     premium payment
----------------------------------------------------------------------------------------------------------------------
DAC Tax Charge/2/                    Upon receipt of each
                                     premium payment
                                                               1.25% of premium paid        1.25% of premium paid/3/

----------------------------------------------------------------------------------------------------------------------------------
                                                         Transaction Fees
----------------------------------------------------------------------------------------------------------------------------------
                                                                                            Amount Deducted
                                       When Charge is               --------------------------------------------------------------
             Charge                       Deducted                     Guaranteed Charge             Current Charge
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Surrender Charge/4/                    Upon surrender of the
                                       Policy

   .  Minimum and Maximum                                              $2.88 to $51.20 per $1,000    $2.88 to $51.20 per $1,000
      Charge /5/                                                       Specified Amount of Fund      Specified Amount of Fund
                                                                       Value surrendered             Value surrendered
----------------------------------------------------------------------------------------------------------------------------------
   .  Charge for a male Insured,                                       $5.41 per $1,000 Specified    $5.41 per $1,000
      issue age 35, preferred,                                         Amount of Fund Value          Specified Amount of
      non-smoker, Specified                                            surrendered                   Fund Value surrendered
      Amount of $250,000, 0
      years after Policy issue,
      non-individual qualified plan
----------------------------------------------------------------------------------------------------------------------------------
Partial Surrender Fee                  Upon a partial surrender of     $10                           $10
                                       the Policy
----------------------------------------------------------------------------------------------------------------------------------
Transfer Fee                           Upon transfer of Fund Value     $25 for each transfer         0
                                                                       of Fund Value after the
                                                                       12/th/ transfer in a
                                                                       Policy Year
----------------------------------------------------------------------------------------------------------------------------------
Loan Interest Spread/6/                On each Policy anniversary      0.75% of Account Value in     0.75% of Account Value in
                                       after a loan is taken, or       the Loan Account for Policy   the Loan Account for Policy
                                       upon death, surrender, or       years 1-10 (0.25% for         years 1-10 (0.25% for
                                       lapse, if earlier               Policy years 11+)             Policy years 11+
----------------------------------------------------------------------------------------------------------------------------------

/1/ The minimum guaranteed and current sales charge assumes a Specified Amount of $500,000 or more and that 11 or more years have passed since the Policy was issued; the maximum guaranteed and current sales charge assumes a Specified Amount of less than $500,000 and that 10 or fewer years have passed since the Policy was issued.

/2/ We reserve the right to increase or decrease the current or maximum charge for taxes resulting from a change in tax law or from any change in the relevant tax cost to us.

/3/ We do not assess this charge if you purchased the Policy in connection with an individual qualified plan or in other situations where the premiums received are not subject to this tax.

/4/ The surrender charge varies based on the Insured's issue age, gender, smoking status, risk class, and the number of years since Policy issue or any increases in Specified Amount. The surrender charge grades to zero over 15 years for Insured's with an issue age of less than 75 (and over 10 years for Insured's with an issue age over 75). Please see your Policy for more information about the surrender charge that applies to your Policy. You may obtain more information about your surrender charge from your agent or by contacting us at the address noted on the cover page of this prospectus.

/5/ The minimum guaranteed and current surrender charge is based on an Insured with the following characteristics: female, issue age 0, surrendering in Policy year 1; the maximum guaranteed and current surrender charge is based on an Insured with the following characteristics: male, standard, non-smoker, issue age 85, surrendering in Policy year 1.

/6/ The loan interest spread charge is the difference between the amount of interest we charge you for a loan and the amount of interest we credit to the amount held in the Loan Account to secure your loan. The amount of interest we currently charge on loans is equal to an effective annual rate of 5.25% for Policy years 1-10 and an effective annual rate of 4.75% for Policy years 11 and later. We guarantee that we will not charge you an effective annual rate of interest that is greater than the rate we currently charge on loans. The amount of interest we currently credit to the amount held in the Loan Account to secure your loan is equal to an effective annual rate of 4.5% and is guaranteed not to be less than this rate.

The next two tables describe the fees and expenses that you will pay periodically during the time that you own the Policy, not including portfolio fees and expenses.

-------------------------------------------------------------------------------------------------------
                       Periodic Charges Other Than Portfolio Operating Expenses
-------------------------------------------------------------------------------------------------------
                                                                      Amount Deducted
                             When Charge is         ---------------------------------------------------
        Charge                  Deducted                Guaranteed Charge             Current Charge
-------------------------------------------------------------------------------------------------------
Cost of Insurance          On Policy Date and
Charge/7/                  each Monthly
                           Anniversary Day

  . Minimum and                                     $.06 to $83.33 per             $.01 to $21.27 per
    Maximum                                         $1,000 of amount at risk       $1,000 of amount
    Charge/8/                                                                      at risk

  . Charge for a 35                                 $.14 per $1,000 of             $.07 per $1,000 of
    year old, male,                                 amount at risk                 amount at risk
    preferred, non-
    smoker,
    Specified
    Amount of
    $250,000, 0 years
    after Policy
    issue, non-
    individual
    qualified plan
-------------------------------------------------------------------------------------------------------
Administrative Charge      On Policy Date and       $5.00                          $5.00
                           each Monthly
                           Anniversary Day
-------------------------------------------------------------------------------------------------------
Per $1,000 of Specified    On Policy Date and
Amount Charge/9/          each Monthly
                           Anniversary Day
                           during first 10 Policy
                           Years and for 10 years
                           following an increase
                           in Specified Amount
                           for each new coverage
                           segment/12/

  . Minimum and                                     $.06 to $.26 per $1,000        $.06 to $.26 per
    Maximum                                         Specified Amount               $1,000 Specified
    Charges/10/                                                                    Amount

  . Charge for a                                    $.06 per $1,000                $.06 per $1,000
    male Insured,                                   Specified Amount               Specified Amount
    issue age 35,
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
                       Periodic Charges Other Than Portfolio Operating Expenses
-------------------------------------------------------------------------------------------------------
                                                                      Amount Deducted
                             When Charge is         ---------------------------------------------------
        Charge                  Deducted                Guaranteed Charge             Current Charge
-------------------------------------------------------------------------------------------------------
    preferred, non-
    smoker,
    Specified
    Amount of
    $250,000, 0 years
    after Policy
    issue, non-
    individual
    qualified plan

-------------------------------------------------------------------------------------------------------
Mortality and Expense      Daily                    0.001781% (0.65%               0.001781%
Charge                                              annually) of Fund Value        (0.65% annually)
                                                    in each Subaccount             of Fund Value in
                                                                                   each Subaccount
-------------------------------------------------------------------------------------------------------

--------------------

/7/ The cost of insurance charge and the cost of insurance charge for the Term Life Term Rider vary based on the Insured's issue age [or age on date of increase], gender, and risk class and the duration of the Policy. The cost of insurance charge shown the table may not be representative of the charge that a particular Owner will pay. Please see your Policy for more information about the guaranteed cost of insurance that applies to your Policy. You may obtain more information about your cost of insurance charge from your agent or by contacting us at the address noted on the cover page of this prospectus.

/8/ The minimum guaranteed cost of insurance charge assumes an Insured with the following characteristics: female, smoker, standard, issue age 4, 0 years since Policy issue; the minimum current cost of insurance charge assumes an Insured with the following characteristics: female, non-smoker, preferred, Specified Amount of less than $250,000, issue age 3, 0 years since Policy issue; the maximum guaranteed cost of insurance charge assumes an Insured with the following characteristics: all Insureds with attained age 99; the maximum current cost of insurance charge assumes an Insured with the following characteristics: male, smoker, standard, Specified Amount of less than $250,000, issue age 85, 14 years since Policy issue.

/9/ The $1,000 Specified Amount charge varies based on the Insured's issue age (or age on date of increase) gender, risk class, and Specified Amount. The Per $1,000 of Specified Amount charge shown in the table may not be representative of the charge that a particular Owner will pay. Please see your Policy for more information about the per $1,000 Specified Amount charge that applies to your Policy. You may obtain more information about your per $1,000 Specified Amount charge from your agent or by contacting us at the address noted on the cover page of this prospectus.

/10/ The minimum guaranteed and current charge per $1,000 Specified Amount assumes an Insured with issue age 0; the maximum guaranteed and current charge per $1,000 Specified Amount assumes an Insured with issue age 85.

--------------------------------------------------------------------------------
/11/ A coverage segment is the initial Specified Amount; each increase in Specified Amount is its own coverage segment.

                                      * * *

--------------------------------------------------------------------------------------------------------------------------
                                                 Optional Rider Charges
--------------------------------------------------------------------------------------------------------------------------
                                                                                        Amount Deducted
                                                                ----------------------------------------------------------
Rider                                 When Charge is Deducted           Guaranteed Charge             Current Charge
--------------------------------------------------------------------------------------------------------------------------
Cost of Insurance Charge for Term     On date of issuance of
Life Term Rider/7/                    rider and each Monthly
                                      Anniversary Day

..        Minimum and Maximum                                      $0.08 to $10.45 per $1,000     $0.04 to $6.59 per
         Charge/12/                                               of term insurance              $1,000 of term insurance

..        Charge for a 35 year-old
         male, non-smoker, 0 years                                $0.14 per $1,000 of term       $0.07 per $1,000 of
         after rider issue                                        insurance                      term insurance
--------------------------------------------------------------------------------------------------------------------------
Spouse's Yearly Renewable Term        On issuance of rider and
Rider/13/                             each Monthly Anniversary
                                      Day

..        Minimum and Maximum                                      $0.07 to $3.23 per $1,000 of   $0.07 to $3.23 per
         Charge/14/                                               term insurance                 $1,000 of term insurance

..        Charge for a 35 year old,                                $0.12 per $1,000 of term       $0.12per $1,000 of term
         year old female, non                                     insurance                      insurance
         smoker preferred with a of
         Specified Amount in force
         of $250,000, 0 years from
         the issue date of the rider
--------------------------------------------------------------------------------------------------------------------------
Purchase Option Rider/15/             On issuance of rider and
                                      on each Monthly
                                      Anniversary Day until the
                                      policy anniversary
                                      following the 49/th/
                                      birthday of the Insured

..   Minimum and                                                   $0.05 to $0.36 per             $0.05 to $0.36 per
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
                                                 Optional Rider Charges
--------------------------------------------------------------------------------------------------------------------------
                                                                                        Amount Deducted
                                                                 ---------------------------------------------------------
                Rider                 When Charge is Deducted                  Guaranteed Charge                  Current Charge
--------------------------------------------------------------------------------------------------------------------------
        Maximum Charge/16/                                        $1,000 of purchase             $1,000 of purchase
                                                                  option insurance               option insurance

   .    Charge for a 35                                           $0.25 per $1,000 of purchase   $0.25 per $1,000 of
        year old                                                  option insurance               purchase option
                                                                                                 insurance
--------------------------------------------------------------------------------------------------------------------------
Waiver of Monthly Deduction           On issuance of rider and
Rider/17/                             on each Monthly
                                      Anniversary Day until the
                                      policy anniversary
                                      following the 65/th/
                                      anniversary birthday of
                                      the Insured.  For issue
                                      ages under 5, charges
                                      commence with the policy
                                      anniversary following the
                                      Insured's 5/th/ birthday

   .     Minimum and Maximum
         Charge/18/                                               $0 to $0.15 per $1,000 of      $0 to $0.15 per $1,000
                                                                  Specified Amount plus Term     of Specified Amount
                                                                  Insurance                      plus Term Insurance

   .     Charge for a 35 year                                     $0.01 per $1,000 of            $0.01 per $1,000 of
         old, male, non-smoker                                    Specified Amount plus Term     Specified Amount plus
         preferred                                                Insurance                      Term Insurance
--------------------------------------------------------------------------------------------------------------------------
Children's Term Life Insurance        On issuance of the rider
Rider/19/                             and on each Monthly
                                      Anniversary Day until the
                                      policy anniversary
                                      following the Insured's
                                      65/th/ birthday

   .     Minimum and Maximum                                      $0.48 to $0.49 per $1,000 of   $0.48 to $0.49 per
         Charge/20/                                               insurance coverage             $1,000 of insurance
                                                                                                 coverage
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
                                                 Optional Rider Charges
--------------------------------------------------------------------------------------------------------------------------
                                                                                      Amount Deducted
                                                                      ----------------------------------------------------
               Rider                   When Charge is Deducted         Guaranteed Charge             Current Charge
--------------------------------------------------------------------------------------------------------------------------
    .    Charge for a 35 year old,                                    $0.48 per $1,000 of        $0.48 per $1,000 of
         male, non-smoker,                                            insurance coverage         insurance coverage
         preferred, Specified
         Amount of $250,000, no
         Waiver of Specified
         Premiums Rider attached to
         the Policy, 0 years from
         the issue date of the rider
--------------------------------------------------------------------------------------------------------------------------

-------------------------------
/12/ The minimum guaranteed charge for this rider assumes an Insured with the following characteristics: female, non-smoker, preferred, issue age 18, 0 years since issue of rider, minimum Specified Amount of $100,000; the minimum current charge for this rider assumes an Insured with the following characteristics: female, non-smoker, preferred, issue age 20, 0 years since issue of rider, minimum Specified Amount of $100,000; the maximum guaranteed charge for this rider assumes an Insured with the following characteristics: male, smoker, issue age 79, minimum Specified Amount of $100,000; the maximum current charge for this rider assumes an Insured with the following characteristics: male, smoker, standard, issue age 60, 19 years since issue of rider, minimum Specified Amount of $100,000.

/13/ The Spouse's Yearly Renewable Term Rider charge varies based on the spouse's gender, age, smoking status, and the number of years that have passed since the rider was issued. The Spouse's Yearly Renewable Term Rider charge shown in the table may not be representative of the charge that a particular Owner will pay. Please see your Policy for more information about the Spouse's Yearly Renewable Term Rider charge that applies to your Policy. You may obtain more information about your Spouse's Yearly Renewable Term Rider charge from your agent or by contacting us at the address noted on the cover page of the prospectus.

/14/ The minimum guaranteed and current charge for this rider assumes an Insured with the following characteristics: female, issue age 18, non-smoker, and 0 years since the issue of the rider; the maximum guaranteed and current charge for this rider assumes an Insured with the following characteristics: male, smoker, issue age 70, and 0 years since the issue of the rider.

/15/ The Purchase Option Rider charge varies based on the age of the Insured. The Rider charges shown in the table may not be representative of the charge that a particular Owner will pay. Please see your Policy for more information about the Rider charges that apply to your Policy. You may obtain more information about your Rider from your agent or by contacting us at the address noted on the cover page of the prospectus.

/16/ The minimum guaranteed and current charge for this rider assumes an Insured with issue age 0; the maximum guaranteed and current charge for this rider assumes an Insured with issue age 46.

--------------------------------------------------------------------------------
/17/ The Waiver of Monthly Deduction Rider charge varies based on the Insured's age, gender, and risk class. The Rider charge shown in the table may not be representative of the charge that a particular Owner will pay. Please see your Policy for more information about the Rider charge that applies to your Policy. You may obtain more information about your Rider charges from your agent or by contacting us at the address noted on the cover page of the prospectus.

/18/ The minimum guaranteed and current charge for the Waiver of Monthly Deduction Rider assumes an Insured with attained ages 0-4; the maximum guaranteed and current charge for the Waiver of Monthly Deduction Rider assumes an Insured with the following characteristics: attained age 64, male, smoker.

/19/ The Children's Term Life Insurance Rider varies based on the Insured's a risk class and whether a waiver of specified Premiums Rider is attached to the base Policy. The Rider charge shown in the table may not be representative of the charge that a particular Owner will pay. Please see your Policy for more information about the Rider charge that applies to your Policy. You may obtain more information about your Rider charges from your agent or by contacting us at the address noted on the cover page of the prospectus.

/20/ The minimum guaranteed and current charge for the Children's Term Life Insurance Rider assumes a standard class Insured and that a Waiver of Specified Premiums Rider is not attached to the base Policy; the maximum guaranteed and current charge for the Children's Term Life Insurance Rider assumes a standard class Insured and that a Waiver of Specified Premiums Rider is attached to the base Policy.

                                      * * *

The following table shows the range of the total fees and expenses charged by the portfolios in which the Subaccounts invest. The purpose of the table is to assist you in understanding the various costs and expenses that you will bear indirectly by investing in the Subaccounts. Expenses of the portfolios may be higher or lower in future years than the figures stated below. For more information on the fees and expenses described in this table, see the prospectuses for the portfolios which accompany this Prospectus.

  ------------------------------------------------------------------------------
                      Total Annual Portfolio Operating Expenses
                 (expenses that are deducted from portfolio assets):
  ------------------------------------------------------------------------------
  Total Annual Portfolio Operating Expenses            MINIMUM        MAXIMUM
  (including management fees, distribution             _______        _______
  and/or service or 12b-1 fees, and other expenses)
  -------------------------------------------------------------------- ---------

The expense information regarding the Funds was provided by those Funds. We have not independently verified this information. We cannot guarantee that the reimbursements and fee waivers provided by certain of the Funds will continue.

We offer other variable life insurance policies which may also invest in the same (or many of the same) Fund Portfolios offered under the Policy. These policies may have different charges that could affect their subaccounts performing and they may offer different benefits.

                                  Illustrations

The following tables illustrate how the key financial elements of the Policy work, specifically, how the death benefits, Fund Values and Cash Values could vary over an extended period of time. In addition, each table compares these values with premiums paid accumulated with interest.

The Policies illustrated include the following:

Sex                     Age               Risk Class              Benefit Option          Specified Amount
---                     ---               ----------              --------------          ----------------
Male                     35          Preferred Non-smoker                1                    $225,000
Male                     35          Preferred Non-smoker                2                    $225,000
Female                   35          Preferred Non-smoker                1                    $225,000
Female                   35          Preferred Non-smoker                2                    $225,000

The tables show how Death Proceeds, Fund Values and Cash Values of a hypothetical Policy could vary over an extended period of time if the Subaccounts of the Variable Account had constant hypothetical gross annual investment returns of 0%, 6% or 12% over the periods indicated in each table. If the annual investment returns are not constant the death benefits, Fund Values and Cash Values will be different if the returns averaged 0%, 6% or 12% over a period of years but went above or below those figures in individual Polity years. Depending on the timing and degree of fluctuation, the actual values could be substantially less than these shown, and may, under certain circumstances, result in the lapse of the Policy unless the owner pays more than the stated premium. These illustrations assume that no Policy Loan has been taken. The amounts shown would differ if unisex rates were used.

The amounts shown for Death Proceeds, Fund Values and Cash Values reflect the fact the net investment return on the Policy is lower than the gross investment return on the Subaccounts of the Variable Account. This results from the charges levied against the Subaccounts of the Variable Account (i.e., the mortality and expense risk charge) as well as the premium loads, administrative charges and Surrender Charges.

These charges include the charge against the Subaccounts for mortality and expense risks and the effect on each Subaccount's investment experience of the charge to Portfolio assets for investment management and direct expenses. The mortality and expense risk fee is .65% annually on a guaranteed basis. The tables also reflect a deduction for a daily investment advisory fee and for other expenses of the Portfolio at a rate equivalent to an annual rate of ___% of the aggregate average daily net assets of the Portfolio. This hypothetical rate is representative of the average maximum investment advisory fee and other expenses of the Portfolios applicable to the Subaccounts of the Variable Account, Actual fees and other expenses vary by Portfolio.

The effect of these investment management, direct expenses and mortality and expense risk charges on a 0% gross rate of return would result in a net rate of return of ___%, on 6% it would be ___%, and on 12% it would be ___%.

The tables assume the deduction of charges including administrative and sales charges. For each age, there are tables for death benefit Option1 and 2 and each option is illustrated using current and guaranteed policy cost factors. The tables reflect the fact that the Company does not currently make any charge against the Variable Account for state or federal taxes. If such a charge is made in the future, it will take a higher rate of return to produce after-tax returns of 0%, 6% or 12%.

The Company will furnish, upon request, a comparable illustration based on the age, gender and risk classification of the proposed Insured, and the initial Specified Amount and Scheduled Premium Payments of their choice.

                           Mony Life Insurance Company

We are a stock life insurance company organized in the State of New York. Our principal offices are located at 1740 Broadway, New York, New York 10019. We are obligated to pay all benefits under the Policy.

                             Mony Variable Account L

We established MONY Variable Account L as a separate account under New York law on November 28, 1990. We divided the Variable Account into subdivisions called Subaccounts. Each Subaccount invests exclusively in shares of a designated portfolio of the Funds.

The assets in the Variable Account belong to us. Assets equal to the reserves and other liabilities of the Variable Account will not be charged with liabilities that arise from any other business that we conduct. Realized or unrealized income gains or losses from assets allocated to the Variable Account and of each Subaccount are credited to or charged against the Variable Account and that Subaccount without regard to other income, gains or losses of the Company. We reserve the right to credit or charge a Subaccount in a different manner if required, or appropriate, by reason of a change in law. We may from time to time transfer to our General Account, assets which exceed the reserves and other liabilities of the Variable Account.

Changes to the Variable Account

We may add new Subaccounts that are not available under the Policy. We may substitute a portfolio for another portfolio of that Fund or of another Fund, if in our judgment, the portfolio no longer suits the purposes of the Policy due to a change in its investment objectives or restrictions. The new portfolio may have higher fees and charges than the one it replaced, and not all portfolios may be available to all classes of Policies. No substitution may take place without prior notice to you and prior approval of the SEC and insurance regulatory authorities, to the extent required by the Investment Company Act of 1940 (the "1940 Act") and applicable law.

We may also, where permitted by law:

    .  create new separate accounts;
    .  combine separate accounts, including the Variable Account;
    . deregister the Variable Account under the 1940 Act; and . operate the Variable Account under the direction of a committee or in any other form permitted by law.

We will notify you of any changes we make.

                                 The Portfolios

You decide the Subaccounts to which you direct premiums or transfer Fund Value. There is a separate Subaccount which corresponds to each portfolio of a Fund offered in the Policy.

Each Fund is registered with the SEC as an open-end management investment company under the 1940 Act. The assets of each portfolio are separate from other portfolios of a Fund and each portfolio has separate investment objectives and policies. As a result, the investment performance of one portfolio has no effect on the investment performance of any other portfolio.

Janus Aspen Series Capital Appreciation is a non-diversified, open-end management investment company. A non-diversified Fund may hold a larger position in a smaller number of securities than a diversified Fund. This means that a single security's increase or decrease in value may have a greater impact on the return and net asset value of a non-diversified Fund than a diversified Fund.

Before you choose a Subaccount to allocate your premiums and transfer Fund Value, carefully read the prospectus for each Fund, along with this prospectus. Please call your agent or our Operations Center to obtain each Fund prospectus. We summarize the investment objectives of each portfolio below. There is no assurance that any of the portfolios will meet these objectives. You should know that during extended periods of low interest rates, the yields of the MONY Money Market Subaccount may become extremely low and possibly negative.

The investment objectives and policies of certain portfolios are similar to the investment objectives and policies of other portfolios that may be managed by the same investment adviser or manager. The investment results of the portfolios, however, may be higher or lower than the results of such portfolios. There can be no assurance, and no representation is made, that the investment results of any of the portfolios will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager.

The following table lists the Subaccounts of the Variable Account that are available under the Policy.

--------------------------------------------------------------------------------------------------------------------------
                                                                                                   Adviser
                Subaccount                              Type of Fund                  (and Sub-Adviser, as applicable)
--------------------------------------------------------------------------------------------------------------------------
                                                THE ALGER AMERICAN FUND
--------------------------------------------------------------------------------------------------------------------------
Alger American Balanced Subaccount                                                 Fred Alger Management, Inc.
--------------------------------------------------------------------------------------------------------------------------
Alger American MidCap Growth Subaccount                                            Fred Alger Management, Inc.
--------------------------------------------------------------------------------------------------------------------------
                                                ENTERPRISE ACCUMULATION TRUST
--------------------------------------------------------------------------------------------------------------------------
Enterprise Equity Income Subaccount                                                Enterprise Capital Management, Inc.
                                                                                   (subadvised by 1740 Advisers, Inc.)
--------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
                Subaccount             Type of Fund                     Adviser
                                                           (and Sub-Adviser, as applicable)
-------------------------------------------------------------------------------------------
                                                        Enterprise Capital
Enterprise Global Socially                              Management, Inc. (subadvised
Responsive Subaccount                                   by Rockefeller & Co., Inc.)
-------------------------------------------------------------------------------------------
                                                        Enterprise Capital
Enterprise Growth                                       Management, Inc. (subadvised
Subaccount                                              by Montag & Caldwell, Inc.
-------------------------------------------------------------------------------------------
                                                        Enterprise Capital
                                                        Management, Inc. (subadvised
Enterprise Growth and                                   by Retirement System
Income Subaccount                                       Investors, Inc.)
-------------------------------------------------------------------------------------------
                                                        Enterprise Capital
                                                        Management, Inc. (subadvised
Enterprise Managed                                      by Wellington Management
Subaccount                                              Company, LLP and Sanford C.
                                                        Bernstein & Co., LLC)
-------------------------------------------------------------------------------------------
                                                        Enterprise Capital
Enterprise Multi-Cap Growth                             Management, Inc. (subadvised
Subaccount                                              by Fred Alger Management Inc.
-------------------------------------------------------------------------------------------
                                                        Enterprise Capital
Enterprise Small Company                                Management, Inc. (subadvised
Growth Subaccount                                       by William D. Witter, Inc.)
-------------------------------------------------------------------------------------------
                                                        Enterprise Capital
Enterprise Small Company                                Management, Inc. (subadvised
Value Subaccount                                        by Gabelli Asset Management
                                                        Company)
-------------------------------------------------------------------------------------------
                                                        Enterprise Capital
Enterprise Total Return                                 Management, Inc. (subadvised
Subaccount                                              by Pacific Investment
                                                        Management Company, LLP)
-------------------------------------------------------------------------------------------
                          INVESCO VARIABLE INVESTMENT FUNDS, INC.
-------------------------------------------------------------------------------------------
INVESCO VIF Financial                                   INVESCO Funds Group, Inc.
Services Subaccount
-------------------------------------------------------------------------------------------
INVESCO VIF Health                                      INVESCO Funds Group, Inc.
Sciences Subaccount
-------------------------------------------------------------------------------------------
INVESCO VIF
Telecommunications                                      INVESCO Funds Group, Inc.
Subaccount
-------------------------------------------------------------------------------------------
                                     JANUS ASPEN SERIES
-------------------------------------------------------------------------------------------
Janus Aspen Series Capital                              Janus Capital
Appreciation Subaccount
-------------------------------------------------------------------------------------------
Janus Aspen Series Flexible                             Janus Capital
Income Subaccount
-------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
                                                                                 Adviser
         Subaccount                          Type of Fund            (and Sub-Adviser, as applicable)
-----------------------------------------------------------------------------------------------------
Janus Aspen Series
International Growth                                            Janus Capital
Subaccount
-----------------------------------------------------------------------------------------------------
                                       LORD ABBETT SERIES FUND
-----------------------------------------------------------------------------------------------------
Lord Abbett Bond-Debenture                                      Lord, Abbett & Co.
Subaccount
---------------------------------------------------------------------------------- ------------------
Lord Abbett Growth and                                          Lord, Abbett & Co.
Income Subaccount
-----------------------------------------------------------------------------------------------------
Lord Abbett Mid-Cap Value                                       Lord, Abbett & Co.
Subaccount
-----------------------------------------------------------------------------------------------------
                                MFS(R) VARIABLE INSURANCE TRUST(SM)
-----------------------------------------------------------------------------------------------------
MFS Mid Cap Growth                                              Massachusetts Financial
Subaccount                                                      Services Company
---------------------------------------------------------------------------------- ------------------
MFS New Discovery                                               Massachusetts Financial
Subaccount                                                      Services Company
---------------------------------------------------------------------------------- ------------------
MFS Total Return Subaccount                                     Massachusetts Financial
                                                                Services Company
---------------------------------------------------------------------------------- ------------------
MFS Utilities Subaccount                                        Massachusetts Financial
                                                                Services Company
-----------------------------------------------------------------------------------------------------
                                        MONY SERIES FUND, INC.
-----------------------------------------------------------------------------------------------------
MONY Government Securities                                      MONY Life Insurance
Subaccount                                                      Company of America
-----------------------------------------------------------------------------------------------------
MONY Long Term Bond                                             MONY Life Insurance
Subaccount                                                      Company of America
-----------------------------------------------------------------------------------------------------
MONY Money Market                                               MONY Life Insurance
Subaccount                                                      Company of America
-----------------------------------------------------------------------------------------------------
                                      PBHG INSURANCE SERIES FUND
-----------------------------------------------------------------------------------------------------
PBHG Mid-Cap Value                                              Pilgrim Baxter & Associates, Ltd.
Subaccount
-----------------------------------------------------------------------------------------------------
PBHG Select Value Subaccount                                    Pilgrim Baxter & Associates, Ltd.
---------------------------------------------------------------------------------- ------------------
                                    PIMCO VARIABLE INSURANCE TRUST
-----------------------------------------------------------------------------------------------------
PIMCO Global Bond Subaccount                                    Pacific Investment Management
                                                                Company LLC
-----------------------------------------------------------------------------------------------------
PIMCO Real Return                                               Pacific Investment Management
Subaccount                                                      Company LLC
-----------------------------------------------------------------------------------------------------
PIMCO StocksPLUS Growth                                         Pacific Investment Management
and Income Subaccount                                           Company LLC
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
                                                                   Adviser
        Subaccount                Type of Fund         (and Sub-Adviser, as applicable)
-----------------------------------------------------------------------------------------
                     THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
-----------------------------------------------------------------------------------------
                                                     Morgan Stanley Investment
                                                     Management Inc., which does
Van Kampen UIF Emerging                              business in certain instances
Markets Equity Subaccount                            using the name "Van Kampen,"
                                                     is the investment adviser to the
                                                     Universal Institutional Funds,
                                                     Inc.
-----------------------------------------------------------------------------------------
                                                     Morgan Stanley Investment
                                                     Management Inc., which does
Van Kampen UIF Global Value                          business in certain instances
Equity Subaccount                                    using the name "Van Kampen,"
                                                     is the investment adviser to the
                                                     Universal Institutional Funds,
                                                     Inc.
-----------------------------------------------------------------------------------------
                                                     Morgan Stanley Investment
                                                     Management Inc., which does
Van Kampen UIF U.S. Real                             business in certain instances
Estate Subaccount                                    using the name "Van Kampen,"
                                                     is the investment adviser to the
                                                     Universal Institutional Funds,
                                                     Inc.
-----------------------------------------------------------------------------------------

We have entered into agreements with either the investment adviser or distributor of each of the Funds under which the adviser or distributor pays us a fee ordinarily based upon an annual average percentage of the average aggregate net amount we have invested on behalf of the Variable Account and other separate accounts. These percentages differ, and some investment advisers or distributors pay us more than others. These agreements reflect administrative services we provide. The amounts we receive under these agreements may be significant. In addition, our affiliate, MONY Securities Corporation, the principal underwriter for the Policies, will receive 12b-1 fees deducted from portfolio assets of certain Funds for providing distribution and shareholder support services to the portfolios.

Your Right to Vote Portfolio Shares

As required by law, we will vote portfolio shares held in the Variable Account at any regular and special meetings of the shareholders of the Funds. We will exercise these voting rights based on the instructions received from Owners having the voting interest in corresponding Subaccounts of the Variable Account. We may elect to vote the shares of the Funds in our own right if the 1940 Act or any regulations thereunder is amended, and as a result, we determine that it is permitted to vote the shares of the Funds in our right.

We will determine the number of votes which you have the right to cast by dividing your Fund Value in a Subaccount that corresponds to the portfolio by $100. Fractional votes will be counted. The number of Owner votes will be determined as of the date we set. However, such date will not be more than 90 days before the date established by the corresponding Fund for determining shareholders eligible to vote at that Fund's meeting. If required by the SEC, we reserve the right to determine the voting rights in a different fashion. You may cast your voting instructions in person or by proxy.

We will vote portfolio shares for which we received no timely instructions in proportion to the voting instructions which are received for all Policies participating in that Subaccount. We will apply voting instructions to abstain on any item to be voted on a pro-rata basis to reduce the number of votes eligible to be cast.

Disregard of Voting Instructions

We may disregard voting instructions when required by state insurance regulatory authorities, if, (1) the instructions require that voting rights be exercised so as to cause a change in the subclassification or investment objective of a portfolio, or (2) to approve or disapprove an investment advisory contract. In addition, we may disregard voting instructions of changes initiated by Owners or the investment adviser (or portfolio manager) of a portfolio. Our disapproval of such change must be reasonable and must be based on a good faith determination that the change would be contrary to state law or otherwise inappropriate, considering the portfolio's objectives and purpose, and considering the effect the change would have on us. If we do disregard voting instructions, a summary of that action and the reasons for such action will be included in the next report to Owners.

                         The Guaranteed Interest Account

Due to certain exemptive and exclusionary provisions of the federal securities laws, we have not registered interests in the Guaranteed Interest Account or our General Account under the Securities Act of 1933 or under the 1940 Act. Accordingly, neither the Guaranteed Interest Account nor any interest therein is generally subject to the provisions of these Acts and, as a result, the staff of the SEC has not reviewed the disclosure in this prospectus relating to the Guaranteed Interest Account. Disclosures regarding the Guaranteed Interest Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus. For more details regarding the Guaranteed Interest Account, please see your Policy.

You may allocate all or a portion of your net premiums and transfer Fund Value to our Guaranteed Interest Account. Amounts allocated to the Guaranteed Interest Account become part of the General Account, which supports insurance and annuity obligations. The amounts allocated to the General Account are subject to the liabilities arising from the businesses we conduct. Subject to applicable law, we have sole discretion over the investment of the assets of the General Account.

We guarantee that we will credit the Fund Value in the Guaranteed Interest Account with a minimum interest rate of 0.0121% compounded daily, for a minimum effective annual rate of 4.5%. We may, in our sole discretion, declare current interest in excess of the 4.5% effective annual rate. We may declare excess interest based on such factors including, but not limited to, regulatory and tax requirements, sales commissions, and administrative expenses borne by us, general economic trends, and competitive factors. We cannot predict or guarantee future excess interest rates.

Before the beginning of each calendar month, we will declare an interest rate. The declared rate will apply to premium payments and transfers into the Guaranteed Interest Account made during the calendar month. To obtain the rate, please contact your agent. The calendar year and month the payment or transfer is made determines the "generation" of such monies. The current interest may be credited from the date of the payment or transfer for a period of 12 months beginning the first day of the monthly generation to which the payment or transfer is assigned. After the first 12 months, a renewal interest rate may be declared for a new 12-month period. At the end of the renewal period, all monies will earn an interest rate which is declared monthly and applies for a one-month period. Any rate we declare in excess of the minimum interest rate may be changed or discontinued by us at anytime after it is declared, but such change or discontinuance will only affect the crediting of interest that accrues after the change or discontinuance.

We bear the full investment risk for the Fund Value allocated to the Guaranteed Interest Account.

                                   The Policy

We designed the Policy to meet the needs of individuals as well as for corporations who provide coverage and benefits for key employees.

Applying for a Policy

To purchase a Policy, you must complete an application and then have your agent submit it to us at our Home Office. After you have done this, it can sometimes take several weeks for us to gather and evaluate the information we need to decide whether to issue a Policy to you and if so, what the Insured's risk class should be. After we approve an application for a Policy and assign the appropriate risk class, we will prepare the Policy for delivery.

You must pay an initial premium of a sufficient amount before or at the time we deliver your Policy. (If you submit your initial premium with your application, we will place your premium in our General Account where it will earn interest at an effective annual rate of at least 4.5%). See "Premiums." Coverage generally becomes effective on the Policy Date. We will not pay a Death Benefit before the Policy Date unless temporary insurance coverage, as discussed below, was in effect.

We will issue a Policy covering an Insured who is up to and including age 85, providing we receive evidence of insurability that satisfies us. If a qualified plan will own the Policy, the Insured cannot be more than 70 years old. Required evidence of insurability may include, among other things, a medical examination of the Insured. We may reject an application for any lawful reason.

Temporary Insurance Coverage

You may apply for temporary insurance coverage. To be eligible for such coverage, the Insured must be between the ages of 15 days and 71 years old and must be able to satisfactorily answer several health questions. Your initial premium must be in the amount of at least the Minimum Monthly Premium (see below) for the Policy for which you applied. This coverage will take effect on the date you sign the application and pay the premium. Temporary insurance coverage will end on the earliest of:

     . the policy release date (i.e., the date we authorize the Policy to be delivered to you), if the Policy is issued as applied for;

     . the 15/th/ day after the policy release date or the date the Policy takes effect, if the policy is issued other than as applied for; no later than 90 days from the date the temporary insurance agreement is signed; the 45/th/ day after the form is signed if you have not finished the last required medical exam; 5 days after we send notice to you that we declined to issue any Policy; and

     .  the date you tell us that the Policy will be refused.

We will pay a Death Benefit if the Insured dies during the period of temporary coverage. This Death Benefit will be:

     1. the insurance coverage applied for (including any optional riders) up to $500,000, less
     2. the deductions from premium and the monthly deduction due prior to the date of death.

We hold the premiums paid for temporary insurance coverage in our General Account until the policy release date. If we issue the Policy, we will apply these amounts to your Policy. Please contact your agent and see the Statement of Additional Information for more information about temporary insurance coverage rates based on a younger insurance age.

Backdating

We will not backdate a Policy for more than six months (a shorter period is required in certain states) before the date of your application. For a backdated Policy, Monthly Deductions will begin on the backdated Policy Date. You therefore will incur charges before you otherwise would have if you had not backdated your Policy, and your initial premium payment must be in an amount sufficient to cover the extra Monthly Deduction charges for the backdating period.

Owner

You have all of the rights and benefits under the Policy while the Insured is living. These rights include the right to change the Beneficiary, to assign the Policy, to transfer Fund Value, or make full or partial surrenders.

Canceling the Policy

You may cancel a Policy during the "Right to Return Policy" period by returning it to us at our Home Office, or to the agent who sold it, and receive a refund of the full amount of the premium paid. The Right to Return Policy period runs for the later of (a) 10 days after you receive the Policy; (b) 45 days after you signed the application; or (c) 10 days after we mail or deliver a notice of withdrawal right.

                                    Premiums

General

We will usually credit your initial premium payment to the Policy on the later of the date we approve your Policy or the date we receive your payment. We will credit any subsequent premium to the Policy on the Business Day we receive it at our Home Office.

The total premiums you pay may not exceed guideline premium limitations for the insurance set forth in the Internal Revenue Code of 1986, as amended (the "Code"). We may reject any premium, or any portion of a premium, that would result in the Policy being disqualified as life insurance under the Code. We will refund any rejected premium. We will tell you before we process a transaction, whether once we process the transaction, your Policy is in jeopardy of becoming a modified endowment contract under the Code.

Initial Premium

You must pay an amount equal to at least the Minimum Monthly Premium to put the Policy in effect. However, if you want to pay premiums less often than monthly, the premium required to put the Policy in effect is equal to the Minimum Monthly Premium multiplied by 12 divided by the frequency of the scheduled premium payments.

We base your Minimum Monthly Premium on a number of factors. These factors include:

   1. your Specified Amount;
   2. any riders you added to the Policy; and
   3. the Insured's age, smoking status, gender (unless unisex rates apply), and risk class.

We show the Minimum Monthly Premium in your Policy. After you pay this initial premium, subject to the limitations described below, you may choose the amount and frequency of premium payments to reflect your varying financial conditions.

Tax-Free "Section 1035" Exchanges

You can generally exchange one life insurance policy for another in a "tax-free exchange" under Section 1035 of the Code. Before making an exchange, you should compare both policies carefully. Remember that if you exchange another policy for the one described in this prospectus, you might have to pay a surrender charge on your old policy. There will be a new surrender charge period for this Policy and other charges may be higher (or lower) and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you may have to pay federal income and penalty taxes on the exchange. You should not exchange another policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this Policy (that person will generally earn a commission if you buy this Policy through an exchange or otherwise).

Scheduled Premiums

Your initial Minimum Monthly Premium is the only premium you must pay under the Policy. However, you greatly increase your risk of Policy termination if you do not regularly pay premiums at least as large as the Minimum Monthly Premium. Paying your Minimum Monthly Premiums will not necessarily keep your Policy in force. Additional premiums may be necessary to keep the Policy in force.

You may pay your premiums according to the schedule you established when you applied for the Policy. This scheduled premium payment provides for the payment of level premiums at fixed intervals over a specified period of time, and equals, at least, the Minimum Monthly Premium multiplied by 12 divided by the scheduled premium payment frequency. We will send you a premium reminder notice for the scheduled premium payment amount on an annual, semiannual or quarterly basis, at your option.

You should change the amount of your scheduled premium payments if:

   .  you increase your Specified Amount;

   .  you change your Death Benefit option;

   .  you change or add a rider;

   . you take a partial surrender when you have elected Death Benefit Option 1 (see "Death Benefit"); or

   .  you select Subaccounts that experience adverse investment performance.

You can change the amount and interval of payment of scheduled premiums at any time by writing us at our Home Office. However, the new payment interval must satisfy our rules in use at the time of the change.

We will issue an endorsement to your Policy after you increase the Specified Amount that will provide you with the increased Minimum Monthly Premium amount.

Please note: During the first three Policy Years or the three Policy Years following an increase in Specified Amount (if that increase became effective during the first three Policy Years), premiums paid less partial surrenders (excluding their fees) and any Outstanding Debt must at least equal the Minimum Monthly Premium times the number of months the Policy has been in force.

Electronic Payments

You may have your bank automatically pay your premiums to us. If you authorize us, we will withdraw premiums from your bank account each month by electronic funds transfer. Based on your Policy Date, we may require that up to two Minimum Monthly Premiums be paid in cash before premiums may be paid by electronic funds transfer to the Company.

Unscheduled Premiums

In general, you may make premium payments at any time and in any amount. However, we may reject or limit any unscheduled premium payment that would result in an immediate increase in the Death Benefit payable, unless you provide us with satisfactory evidence of insurability at the time of payment. If satisfactory evidence of insurability is not received, we may return the payment in whole or in part. In addition, we will reject all or a part of a premium payment and return it to you if the premium would exceed the maximum premium limitations prescribed by the federal income tax law definition of life insurance.

Repayment Of Outstanding Debt

We will treat payments you send to us as premium payments, and not as repayment of Outstanding Debt, unless you request otherwise. If you request that the payment be treated as a repayment of Outstanding Debt, any part of a payment that exceeds the amount of Outstanding Debt will be applied to your Fund Value as a premium payment. Applicable taxes and sales charges are only deducted from any payment that constitutes a premium payment.

Allocating Premiums

When you apply for a Policy, you specify the percentage of your net premium payments we are to allocate to the Subaccounts and to the Guaranteed Interest Account. Allocations must be in whole percentages, no allocation may be for less than 5% of a net premium, and allocation percentages must total 100%. You may change your allocations at any time by writing or calling our Home Office. The change will apply to your net premium payments you make after we receive your instructions.

We will allocate your initial premium payment to our General Account until the end of the "Right to Return Policy" period. At the end of that period, we will transfer your Net Premium to the Subaccounts and/or Guaranteed Interest Account you designated. After the "Right to Return Policy" period, we will allocate your net premiums to the Subaccounts and/or Guaranteed Account on the Business Day that we receive the premium payment.

If you make an unscheduled premium payment, you may specify an allocation choice that differs from your allocation choice for your scheduled premium payments. This choice will not change your allocation choice for future scheduled premiums. Your allocation must be whole numbers only, each allocation must be for at least 5% of the unscheduled net premium, and the total must be 100% of the unscheduled net premium.

                           How Your Fund Value Varies

Fund Value

Fund Value is the entire amount we hold under your Policy for you. Fund Value serves as the starting point for calculating certain values under a Policy. It is the sum of the total amount under the Policy in each Subaccount, the amount held in the Guaranteed Interest Account, and the amount held in the Loan Account. We determine Fund Value first on your Policy Date, and after that, on each Business Day. Your Fund Value will vary to reflect the performance of the Subaccounts to which you have allocated amounts and interest we credit on amounts in the Guaranteed Interest Account, and will also vary to reflect Outstanding Debt, charges for the Monthly Deduction, mortality and expense risk charges, partial surrenders, and loan repayments. Your Fund Value may be more or less than the premiums you paid.

Cash Value

Your Cash Value on any Business Day is the Fund Value reduced by any surrender charge and any Outstanding Debt.

Subaccount Values

On any Business Day, the value of a Subaccount equals the number of Units we credit to the Policy multiplied by the Unit value for that Day. We make the calculation before the purchase or redemption of Units on that Day.

Every time you allocate or transfer money to or from a Subaccount, we convert that dollar amount into Units. When you make allocations to a Subaccount, either by premium allocation, transfer of Fund Value, transfer of loan interest from the General Account, or repayment of a loan, we credit your Policy with Units in a Subaccount. When we assess the Monthly Deduction, and when you take a loan, a partial surrender, or transfer from a Subaccount, we decrease the number of Units you hold in a Subaccount.

Subaccount Unit Value

We arbitrarily set the Unit value for each Subaccount at $10 when we established the Subaccount. After that, a Subaccount's Unit value varies to reflect the investment experience of the underlying portfolio, and may increase or decrease from one Business Day to the next. We determine Unit value, after a Subaccount's operations have begun, by multiplying the net investment factor for that Business Day by the Unit value for the immediately preceding Business Day.

The net investment factor is an index we use to measure the investment performance of a Subaccount from one Business Day to the next. The net investment factor for each Subaccount on a Business Day is obtained by subtracting (b) from (a) and dividing by (c), where:

     a) is the per share net asset value on the Business Day of the applicable Fund portfolio in which the Subaccount invests times the number of such shares held in the Subaccount before the purchase or redemption of any shares on that Day;

     b) is the mortality and expense risk charge accrued as of that Business Day; and

     c) is the total number of Units held in the Subaccount on the Business Day before the purchase or redemption of any Units on that Day.

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

Guaranteed Interest Account Value

On any Business Day, Fund Value in the Guaranteed Interest Account is:

   . the accumulated value with interest on the net premiums allocated and amounts transferred to, the Guaranteed Interest Account before that Day; minus

   . withdrawals from the Guaranteed Interest Account before that Day for any partial surrender and its fee, any amounts transferred from the Guaranteed Interest Account and the transfer charge, if any, and any Monthly Deductions.

                                    Transfers

After the Right to Return Policy period has ended, you may transfer all or a portion of your Fund Value between and among the Subaccounts of the Variable Account and the Guaranteed Interest Account subject to certain conditions. Transfers from a Subaccount will take effect at the end of the Business Day we receive your request at our Home Office. Transfers from the Guaranteed Interest Account will take effect on the policy anniversary, or if later, at the end of the Business Day we receive your request at our Home Office. We may postpone transfers to, from, or among the Subaccounts under certain circumstances. See "Payments and Telephone Transactions."

We restrict transfers from the Guaranteed Interest Account. You may only transfer Fund Value from the Guaranteed Interest Account once each Policy Year. We must receive your request to transfer Fund Value from the Guaranteed Interest Account within 10 days before or 30 days after a policy anniversary.

When thinking about a transfer of Fund Value, you should consider the inherent risk involved. Frequent transfers based on short-term expectations may increase the risk that a transfer will be made at an inopportune time. We consider a request for a transfer to be one transaction. We may charge for transfers. See "Charges and Deductions."

Transfers By Third Parties

As a general rule and as a convenience to you, we allow you to give a third party the right to effect transfers on your behalf. However, when the same third party makes transfers for many Owners, the result can be simultaneous transfers involving large amounts of Fund Value. Such transfers can disrupt the orderly management of the portfolios underlying the Policy, can result in higher costs to Owners, and are generally not compatible with the long-range goals of Owners. We believe that such simultaneous transfers effected by such third parties are not in the best interests of all shareholders of the Funds, and the managements of the Funds share this position.

Therefore, to the extent necessary to reduce the adverse effects of simultaneous transfers made by third parties who make transfers on behalf of multiple Owners, we may not honor such transfers. Also, we will institute procedures to assure that the transfer requests that we receive have, in fact, been made by the Owners in whose names they have been submitted. These procedures will not, however, prevent Owners from making their own transfer requests.

                                 DEATH BENEFITS

As long as your Policy is in effect and before the maturity date, we will pay the Death Benefit proceeds upon receipt at our Home Office of satisfactory proof of the Insured's death. We may postpone payment of the death benefit under certain conditions. See "Payments and Telephone Transactions." We will pay the proceeds to the Beneficiary.

Amount Of Death Benefit Proceeds Payable

The amount of Death Benefit proceeds payable equals:

   1. the Policy's Death Benefit; plus
   2. any insurance proceeds provided by rider; less
   3. any Outstanding Debt, and if the death of the Insured occurs during any period for which a Monthly Deduction has not been made, any Monthly Deduction that may apply to that period, including the deduction for the month of death.

Under certain circumstances, we may further adjust the amount of the Death Benefit proceeds payable. See "Incontestability," and "Misstatement of Age or Sex," and "Suicide Exclusion."

Death Benefit Options

When you apply for the Policy, you have to make three choices to make about your Death Benefit. First, you must select the death benefit compliance test, then you must tell us how much life insurance you want, and finally, you must select a death benefit option.

The Policy must satisfy alternative death benefit compliance tests to qualify as life insurance under section 7702 of the Code: the Cash Value Accumulation Test or the Guideline Premium/Cash Value Corridor Test. Each test effectively requires that the Policy's Death Benefit, plus any outstanding loans and accrued interest thereon, and any unpaid Monthly Deductions, always be equal to or greater than the Fund Value multiplied by a certain death benefit percentage. Under the Cash Value Accumulation test, the death benefit percentages vary by Insured's attained age, gender and smoking status and in general, will not limit the amount you can pay into the Policy; under the Guideline Premium/Cash Value Corridor Test, the death benefit percentages vary by the Insured's attained age, and will limit the amount you pay into the Policy. Your minimum Death Benefit will generally be larger should you select the Cash Value Accumulation Test, while your Fund Value will generally be greater in the long term under the Guideline Premium/Cash Value Corridor Test because your amount at risk will be lower which may result in lower cost of insurance charges in later Policy Years. Once you choose the test, you cannot change it.

You also must tell us how much life insurance coverage you want on the life of the Insured. We call this the Specified Amount. The minimum Specified Amount is $50,000.

Finally, you tell us whether you want Death Benefit Option 1 or Death Benefit Option 2. If you do not select a Death Benefit Option, we will assume you selected Death Benefit Option 2. Subject to certain restrictions, you may change your Death Benefit Option, see below.

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

Under Death Benefit Option 1, your Death Benefit will be the greater of:

  a.  the Specified Amount in effect on the date of the Insured's death; or

  b. Fund Value on the date of the Insured's death multiplied by a death benefit percentage.

Under Death Benefit Option 2, your Death Benefit will be the greater of:

  a. the Specified Amount in effect on the date of the Insured's death, plus Fund Value on the date of the Insured's Death; or

  b. Fund Value on the date of the Insured's death multiplied by a death benefit percentage.

The death benefit percentage will vary by the definition of life insurance you selected. A table showing the death benefit percentages is in your Policy.

Examples of Options 1 and 2

The following examples demonstrate how we calculate the Death Benefit under Options 1 and 2. The examples show two Policies with the same Specified Amount, but Fund Values that vary as shown. We assume that the Insured is age 65 at the time of death and that there is no Outstanding Debt. We also assume that the date of death was on a Monthly Anniversary Day. Policy 1 shows what your Death Benefit would be for a Policy with low Fund Value. Policy 2 shows what your Death Benefit would be for a Policy with a higher Fund Value.

-----------------------------------------------------------------------------
                                           Policy 1          Policy 2
-----------------------------------------------------------------------------
Specified Amount                           $100,000          $100,000
-----------------------------------------------------------------------------
Fund Value on Date of Death                $ 35,000          $ 85,000
-----------------------------------------------------------------------------
Death Benefit Percentage                        120%              120%
-----------------------------------------------------------------------------
Death Benefit under Option 1               $100,000          $102,000
-----------------------------------------------------------------------------
Death Benefit under Option 2               $135,000          $185,000
-----------------------------------------------------------------------------

Changes In Death Benefit Options

You may change the Death Benefit option under your Policy by writing us at our Home Office. If you change from Death Benefit Option 1 to Death Benefit Option 2, you must provide us with satisfactory evidence of insurability. We do not require evidence of insurability if you change from Death Benefit Option 2 to Death Benefit Option 1. The effective date of a change requested between monthly anniversaries will be the next Monthly Anniversary Day after we accept the change.

If you change from Death Benefit Option 1 to Death Benefit Option 2, we will reduce your Policy's Specified Amount by the amount of the Policy's Fund Value at the date of the change.

We will not permit you to change from Death Benefit Option 1 to Death Benefit Option 2 if the change would result in a new Specified Amount of less than $100,000.

If you change from Death Benefit Option 2 to Death Benefit Option 1, we will increase the Specified Amount of your Policy by the amount of the Policy's Fund Value at the date of the change. The change to Death Benefit Option 1 will generally reduce the Death Benefit payable in the future.

We will automatically change your Death Benefit option to Death Benefit Option 2 if the Insured becomes disabled and the Waiver of Monthly Deduction Benefit rider is in effect. Additional information about the riders available under the Policy is available from your agent.

A change in the Death Benefit option may affect the monthly cost of insurance charge since this charge varies with the amount at risk. Generally, the amount at risk is the amount by which the Death Benefit exceeds Fund Value. See "Deductions from Fund Value - The Monthly Deduction." If the Policy's Death Benefit is not based on the death benefit percentage under Death Benefit Option 1 or Death Benefit Option 2, changing from Option 2 to Option 1 will generally decrease the amount at risk. Therefore, this change may decrease the cost of insurance charges. Changing from Death Benefit Option 1 to Death Benefit Option 2 will generally result in an amount at risk that remains level. However, such a change will result in an increase in the cost of insurance charges over time because the cost of insurance rates increase with the Insured's age.

Changing The Specified Amount

You may change the Specified Amount under your Policy subject to the conditions described below.

Increasing the Specified Amount will generally increase your Policy's Death Benefit. Decreasing the Specified Amount will generally decrease your Policy's Death Benefit. The amount of change in the Death Benefit depends on (1) the Death Benefit option chosen, and (2) whether the Death Benefit under the Policy is being computed using the death benefit percentage at the time of the change. Changing the Specified Amount could affect the subsequent level of Policy values. For example, an increase in Specified Amount may increase the amount at risk, which will increase your cost of insurance charges over time. Conversely, a decrease in Specified Amount may decrease the amount at risk, which may decrease your cost of insurance over time. We offer a term life insurance rider. Depending on your circumstances, it may be more cost effective for you to purchase this rider rather than increasing your Specified Amount.

We will not permit any change that would result in your Policy being disqualified as a life insurance contract under Section 7702 of the Code. However, changing the Specified Amount may have other tax consequences. You should consult a tax adviser before changing the Specified Amount.

Increases

   . You may increase the Specified Amount by submitting a written application and evidence of insurability to us at our Home Office. The increase will take effect on the Monthly Anniversary Day that falls on, or next follows, the date we approve it.

   .  You can only increase the Specified Amount until the Insured's age 85.

   .  Your cost of insurance charges will increase.

   . The increase will create a new "coverage segment." There will be a surrender charge associated with this coverage segment. We will allocate Fund Value after the increase first to the original coverage segment, and then to each coverage segment in order of the increases.

   . Your Minimum Monthly Premium will increase, and we will make this adjustment prospectively to reflect the increase.

   . If the Specified Amount is increased when a premium payment is received, we will process the increase before we process the premium payment.

Decreases

   . You may decrease the Specified Amount (or the amount of term insurance added by rider) by submitting a written application to us at our Home Office. The decrease will take effect on the Monthly Anniversary Day that falls on, or next follows, the date we approve it.

   .  You may not decrease the Specified Amount below $100,000.

   . We will apply any decrease in your Specified Amount (whether requested by you or resulting from a partial surrender or a Death Benefit option change):

      1. to reduce the coverage segments of Specified Amount associated with the most recent increases in Specified Amount; then

      2. to the next most recent increases successively; and last

      3. to the original Specified Amount.

   . Your Minimum Monthly Premium will not be adjusted for the decrease in the Specified Amount.

   . If the Specified Amount is decreased when a premium payment is received, we will process the decrease before we process the premium payment.

   .  Rider coverages may be affected by a decrease in Specified Amount.

   . We will reject a decrease in Specified Amount, if, to effect the decrease, payments to you would have to be made from Fund Value for compliance with the guideline premium limitations, and the amount of the payments would exceed the Cash Value of your Policy.

If a requested change is not approved, we will send you a written notice of our decision.

                        Other Optional Insurance Benefits

Subject to certain requirements, you may elect to add one or more optional insurance benefits when you apply for your Policy. These other optional benefits are added to your Policy by an addendum called a rider. As applicable, a charge is deducted monthly from the Fund Value for each optional benefit added to your policy. You can cancel these benefits at any time. Certain restrictions may apply, and are described in the applicable rider. In addition, adding or canceling these benefits may have an effect on your Policy's status as a modified endowment contract.

The following riders are available under the Policy:

    . Term Life Term Rider

    . Spouse's Yearly Renewable Term Rider

    . Purchase Option Rider

    . Waiver of Monthly Deduction Rider

    . Children's Term Life Insurance Rider

Contact our Home Office or your agent for additional information about the riders. We describe the term life term rider below.

The term life term rider provides additional death benefits on the life of the Insured until the Insured reaches age 80. The minimum amount of coverage is $25,000. You may convert the rider coverage without evidence of insurability to any level premium, level face amount permanent policy of insurance offered by the Company. The conversion must occur before the Insured's age 65 or 5 years from the issue of the rider, whichever is later.

                              Benefits at Maturity

The maturity date for this Policy is the policy anniversary following the Insured's 100th birthday. If the Insured is living on the maturity date, we will pay to you, as an endowment benefit, the Cash Value of the Policy. We will not accept premiums, nor will we take Monthly Deductions, after the maturity date.

                        Surrenders and Partial Surrenders

Surrenders

You may cancel and surrender your Policy at any time before the Insured dies by sending a written request together with the Policy to our Home Office. Your Policy will terminate at end of the Business Day we receive your request.

The amount you will receive will be your Policy's Fund Value less (1) any surrender charge, and (2) any Outstanding Debt. Unless you select an optional payment plan, we will pay any proceeds in a lump sum.

A surrender may have adverse tax consequences. See "Tax Considerations."

Partial Surrenders

Until the maturity date, you may make a partial surrender at any time from your Policy by writing us at our Home Office. We will process your partial surrender request at the end of the Business Day we receive your request.

Your partial surrender must be for at least $500 (plus its fee). We will not allow a partial surrender if your Fund Value after the partial surrender (including the partial surrender fee) would be less than $500 or would result in a Specified Amount in force of less than $100,000. If you have taken a loan on your Policy, the amount of the partial surrender is limited so that the loan amount, after the partial surrender, is not greater than 90% of Cash Value.

You must allocate an amount or percent of your Fund Value in the Subaccounts and the Guaranteed Interest Account from which we are to take your partial surrender. Allocations by percentages must be in whole percentages and the minimum percentage is 10% against any Subaccount or the Guaranteed Interest Account. Percentages must total 100%. We will reject an allocation which does not comply with the rules or if there is not enough Fund Value in a Subaccount or the Guaranteed Interest Account to provide its share of the allocation. If the Insured dies after the request for a partial surrender is sent to us and before it is effected, the amount of the partial surrender will be deducted from the Death Benefit proceeds. We will determine the Death Benefit proceeds taking into account the amount surrendered.

Effect Of Partial Surrenders On Fund Value And Death Benefit Proceeds

When you make a partial surrender and you selected Death Benefit Option 1, we decrease the Specified Amount of your Policy by the amount of the partial surrender (excluding its fee). If you selected Death Benefit Option 2, a partial surrender will not change the Specified Amount of your Policy. However, if the Death Benefit is not equal to the Fund Value times a death benefit percentage, we will reduce the Death Benefit by the amount of the partial surrender. Under either Death Benefit Option, if the Death Benefit is based on the Fund Value times the applicable death benefit percentage, the Death Benefit may decrease by an amount greater than the partial surrender.

There is a fee for each partial surrender of $10. Partial surrenders may have adverse tax consequences. See "Tax Considerations."

                                      Loans

You may borrow up to 90% of your Cash Value at any time by writing us at our Home Office. (If you request a loan on a Monthly Anniversary Day, the maximum loan is reduced by the Monthly Deduction due on that day.) Your Policy is the only security for the loan. A loan may have tax consequences. You should consult your tax adviser before borrowing from your Policy.

To secure a loan, we transfer an amount equal to the loan proceeds from Fund Value in the Variable Account and the Guaranteed Interest Account to our Loan Account. You tell us from where we are to transfer this Fund Value. You can specify loan allocations by amount or percentages. Allocations by percentage must be in whole percentages and the minimum percentage is 10% against any Subaccount or the Guaranteed Interest Account. If you do not specify an allocation, or if we cannot process your loan allocations because they do not comply with our rules or there is not enough Fund Value in a Subaccount and/or the Guaranteed Interest Account to comply with your request, we will reject your request for a loan. We pay interest monthly on amounts allocated to our Loan Account at an annual rate not less than 4.5%. We may pay excess interest in our sole discretion. We will allocate amounts in the Loan Account that exceed your Outstanding Debt to the Variable Account and/or Guaranteed Interest Account as we determine.

We normally pay the amount of the loan within seven calendar days after we receive a proper request for a loan at our Home Office. We may postpone payment of loan under certain conditions. See "Payments and Telephone Transactions."

We charge interest on a loan. Loan interest is payable in arrears on each policy anniversary, and varies by the number of years since we issued your Policy. The interest you must pay on the loan is as follows:

               ------------------------------------------------------
                    Policy Year             Interest Due
                    -----------             ------------
                                         (at an annual rate)
                                         -------------------
               ------------------------------------------------------
                   1 through 10                 5.25%
               ------------------------------------------------------
                   11 and after                 4.75%
               ------------------------------------------------------

If you do not pay the interest when due, it will become part of the loan and accrue interest accordingly. To secure this "new" loan, we will deduct amounts from the Fund Value of each Subaccount and/or the Guaranteed Interest Account in the same proportion that each bears to total Fund Value on the policy anniversary.

You may repay all or part of the Outstanding Debt (i.e., your loan amount plus interest on the loan) at any time by sending the repayment to our Home Office. We will credit repayments on the Business Day that we receive them. You must clearly mark a repayment as a loan repayment or it will be credited as a premium. If a loan repayment is made which exceeds the Outstanding Debt, we will consider the excess to be part of a scheduled premium payment, and the payment will be subject to the rules on acceptance of premium payments.

Upon each loan repayment, we will transfer an amount equal to the loan repayment from the Loan Account to the Variable Account and/or Guaranteed Interest Account according to your current premium allocation instructions.

We deduct any Outstanding Debt from your Cash Value and the Death Benefit proceeds payable on the Insured's death.

Effects of Policy Loans

A loan affects the Policy because we reduce Death Benefit proceeds and Cash Value under the Policy by the amount of Outstanding Debt. Repaying the loan causes the Death Benefit proceeds and Fund Value to increase by the amount of the repayment. As long as there is Outstanding Debt, we will hold an amount in the Loan Account equal to the loan amount as collateral. This amount is not affected by the Variable Account's investment performance or interest we credit on amounts allocated to the Guaranteed Interest Account. Amounts transferred from the Variable Account as collateral will affect the Fund Value of your Policy because we credit such amounts with an interest rate we declare rather than a rate of return reflecting the investment performance of the Variable Account.

There are risks involved in taking a loan, a few of which include the potential for your Policy to terminate if, after your third policy anniversary (or, in some instances, the third anniversary following an increase in Specified Amount), projected earnings taking into account Outstanding Debt are not achieved. A loan may have adverse tax consequences. See "Tax Considerations."

We will notify you if your Policy is in risk of termination and has entered a 61-day grace period. See "Termination."

                                   Termination

General

Your Policy will remain in effect as long as:

    1. it has a Cash Value greater than zero; and

    2. you make any required additional premium payments during the 61-day grace period.

If your Policy does not meet the conditions specified above, it will be in default. In that case, we will mail you a notice of insufficient premium that will inform you of the premium you must pay to keep your Policy in effect. You must pay this premium amount within the 61-day grace period from the date we send notice to you. If you do not pay the required premium, your Policy will end.

As discussed below, we have special rules relating to termination during the first three Policy Years and for three Policy Years following an increase in Specified Amount if that increase became effective during the first three Policy Years.

Special Rules for First Three Policy Years

During the first three Policy Years (or the first three Policy Years following an increase in Specified Amount during that period), we guarantee that your Policy will not lapse if, on each Monthly Anniversary Day, either:

    .  Your Policy's Cash Value is greater than zero; or

    . The sum of the premiums paid minus all partial surrenders (excluding related fees), minus any Outstanding Debt, is greater than or equal to the Minimum Monthly Premium times the number of months your Policy has been in effect (or number of months from the most recent increase in Specified Amount). We refer to this as the minimum monthly premium test.

Your Policy may be at risk of termination if:

    .  The insufficiency occurs at after the first three Policy Years; or

    . The minimum monthly premium test has not been met during the first three Policy Years (as described above).

Amounts You Must Pay to Keep Your Policy in Effect

If you receive a notice of insufficient premium, you must pay the amount stated in the notice to keep your Policy in effect. In general, the amount you must pay will vary based on the Policy Year of your Policy.

During the first three Policy Years (or within three years of an increase in Specified Amount during that period), you must pay:

    1. any unpaid Minimum Monthly Premium; plus

    2. one succeeding Minimum Monthly Premium.

After the third policy anniversary (or after three years from the most recent increase in Specified Amount during that period), you must pay:

    1. any unpaid Monthly Deduction; plus

    2. an amount equal to two succeeding Monthly Deductions (plus the amount of the deductions from premiums for various taxes and the sales charge).

Your Policy Will Remain in Effect During the Grace Period

Your Policy will remain in effect through the grace period. This means that if the Insured should die during the grace period, a Death Benefit would still be payable, although we generally would reduce the Death Benefit proceeds by the unpaid Monthly Deduction as well as the Monthly Deduction for the month of death and by the amount of any Outstanding Debt. If you do not pay the required premium before the grace period ends, your Policy will terminate. It will have no value and no benefits will be payable. However, you may reinstate your Policy within certain circumstances.

Reinstatement

If you have not surrendered your Policy and it is before the maturity date, you may reinstate your Policy within five years after the Monthly Anniversary Day that falls at the beginning of the grace period. To reinstate your Policy, you must provide us the following four items:

    1. a written application received at our Home Office within five years of the end of the grace period;

    2. satisfactory evidence to us of the insurability of the Insured;

    3. payment of a premium large enough to cover:

           a. the balance we told you in the notice of insufficient premium that was necessary to keep your Policy in effect; and

           b. an amount sufficient to keep your Policy in force for at least one month from the reinstatement date; and

    4. payment or reinstatement of any Outstanding Debt you owe us on the Policy, plus payment of interest on any reinstated Debt from the beginning of the grace period to the end of the grace period at the rate which applies to policy loans on the date of reinstatement. For Policies issued after January 6, 2003, this is an annual rate of 5.25% for Policy Years 1-10 and 4.75% for Policy Years 11 and after.

We will reinstate any surrender charge that would have been outstanding on the date of reinstatement had the Policy remained in force.

Your Fund Value on the date of reinstatement will be based on the reinstated surrender charge, the net premium paid, the reinstated Outstanding Debt, and any Monthly Deduction due on the reinstatement date. Should we reinstate your Policy, your Policy will be reinstated on the Monthly Anniversary Day that falls on, or immediately precedes, the date we approved your application for reinstatement. At that time, we will allocate Fund Value minus Outstanding Debt (if applicable) among the Subaccounts and the Guaranteed Interest Account according to your most recent scheduled premium payment allocation instructions.

                       Payments and Telephone Transactions

You may send your written request for payment or transfer request to our Home Office or give it to one of our authorized agents. We will ordinarily pay any Death Benefit proceeds, loan proceeds or surrender or partial surrender proceeds in a lump sum within seven days after receipt at our Home Office of all the documents required for such a payment.

Other than the Death Benefit proceeds, which we determine as of the date the Insured's death, the amount we pay or transfer, as appropriate, is as of the end of the Business Day during which our Home Office receives all required documents. We may pay your surrender proceeds or Death Benefit proceeds as a lump sum or under one of the settlement options available under the Policy. Contact our your agent or our Home Office for more information regarding the settlement options.

Any Death Benefit proceeds that we pay in one lump sum will include interest from the date of death to the date of payment. The interest we pay will be at a rate determined by the state where we delivered your Policy.

We may delay making a payment or processing a transfer request if:

    . the New York Stock Exchange is closed on other than customary weekend and holiday closing or trading on the New York Stock Exchange is restricted as determined by the SEC;

    . an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Account's net assets; or

    .  for such other periods as the SEC by order may permit.

We may also defer making payments attributable to a check that has not cleared the bank on which it is drawn. We reserve the right to defer payments from the Guaranteed Interest Account for up to six months.

If mandated under applicable law, we may be required to reject a premium payment. We may also be required to provide additional information about your account to government regulators. In addition, we may be required to block an Owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans or death benefits, until instructions are received from the appropriate regulator.

Telephone Transactions

You may request a transfer of Fund Value or change allocation instructions for future premiums by telephone if you have completed and signed a telephone transfer authorization form, and we have received that form at our Home Office. You may elect these privileges when you apply for the Policy. We may record all or part of any telephone conversation with respect to transfer and allocation instructions. We will process your telephone instructions as of the end of the Business Day that we receive them, subject to the limitations stated in this prospectus. We will only accept telephone transfer and allocation instructions if they are complete and correct.

We have adopted guidelines (which we believe to be reasonable) relating to telephone transfers and allocation instructions. These guidelines, among other things, outline procedures to be followed which are designed to prevent unauthorized instructions. If these procedures are followed, we will not be liable for, and you will therefore bear the entire risk of, any loss as a result of our following telephone instructions if such instructions prove to be fraudulent. A copy of the guidelines and the Company's form for electing telephone transfer privileges is available from your agent or by calling 1-800-487-6669.

Please note that our telephone system may not always be available. Any telephone system, whether it is yours, your service provider's, or your registered representative's, can experience unscheduled outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our system handle heavy use, we cannot promise complete reliability under all circumstances. If your are experiencing problems, you may make your transaction request by writing our Home Office.

                             Charges and Deductions

We will deduct the charges described below to cover our costs and expenses, services provided, and risks assumed under the Policies. We incur certain costs and expenses for the distribution and administration of the Policies and for providing the benefits payable thereunder.

Services and benefits we provide:

     .    the Death Benefit, surrender benefit and loan benefit under the
          Policy;
     .    investment options, including premium allocations;
     .    administration of elective benefits; and
     .    the distribution of reports to Owners.

Costs and expenses we incur:

     .    processing applications for and issuing the Policies;
     .    maintaining records;
     .    administering settlement options;
     . furnishing accounting and valuation services (including the calculation and monitoring of daily Subaccount values);
     .    reconciling and depositing cash receipts;
     . those associated with underwriting applications and increases in Specified Amount;
     . sales and marketing expense, including compensation paid in connection with the sales of the Policies;
     .    providing toll-free inquiry services;
     . other costs of doing business, such as federal, state and local premium taxes and other taxes and fees.

The risks we assume include:

     . that the Insured may live for a shorter period of time than estimated, resulting in the payment of greater Death Benefits than expected; and
     . that the costs of providing the services and benefits under the Policies will exceed the charges deducted.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge. For example, surrender charges we collect may not fully cover all of the sales and distribution expenses we actually incur. We also may realize a profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

Deductions From Premium Payments

We deduct a sales charge and a tax charge from each premium payment before we apply that payment to your Fund Value. The sales charge is a percentage of each premium paid and varies based on the total of the Specified Amount plus the Term Life Term Insurance Rider amount in effect. The amount of the sales charge is as follows:

  ------------------------------------------------------------------------------
  Insurance Amount                             Policy Year
  ------------------------------------------------------------------------------
  Specified Amount [plus any Term Life         4% Policy Years 1-10
  Term Insurance amount] in force of           1% Policy Years 11 and later
  less than $500,000
  ------------------------------------------------------------------------------
  Specified Amount [plus any Term Life
  Term Insurance amount] in force              2% Policy Years 1-10
  of $500,000 or more                          0.5% Policy Years 11 and later
  ------------------------------------------------------------------------------

We also deduct a tax charge for state and local premium taxes and for federal deferred acquisition costs. The state and local premium tax charge is currently 0.8% of your premium payment (this corresponds to the premium tax charged in New
York), while the federal tax charge for deferred acquisition costs of the Company is currently 1.25% of your premium payment. We will not deduct the federal tax deferred acquisition cost charge where the premiums received from you are not subject to this tax. We reserve the right to increase or decrease the charge for taxes due to any change in tax law or due to any change in the cost to us.

Deductions From The Variable Account

We deduct a daily maximum charge of 0.001781% from each Subaccount. This corresponds to a maximum annual rate of .65% of net assets. We do not assess this charge against assets in the Guaranteed Interest Account or in the Loan Account. The mortality and expense risk charge is part of the net investment factor calculation we make. See "How Your Fund Value Varies."

The mortality and expense risk charge compensates us for assuming mortality and expense risks under the Policies. The mortality risk we assume is that Insureds, as a group, may live for a shorter period of time than estimated. Therefore, the cost of insurance charges specified in the Policy will not be enough to meet our actual claims. The expense risk we assume is that other expenses incurred in issuing and administering the Policies and operating the Variable Account will be greater than the amount estimated when setting the charges for these expenses.

Deductions From Fund Value - The Monthly Deduction

We take a Monthly Deduction from the Fund Value on the Policy Date and on each Monthly Anniversary Day. We will make the deduction by canceling Units in each Subaccount and withdrawing amounts from the Subaccount. We will take the Monthly Deduction on a pro-rata basis from the Subaccounts and the Guaranteed Interest Account (i.e., in the same proportion that the value in each Subaccount and the Guaranteed Interest Account bears to the sum of all Subaccounts and the Guaranteed Interest Account on the Monthly Anniversary Day). Because portions of the Monthly Deduction can vary from month-to-month, the Monthly Deduction will also vary.

The Monthly Deduction equals:

     .    The cost of insurance charge for the Policy; plus
     .    The administrative charge; plus
     .    The Per $1,000 Specified Amount charge; plus

     .    The charges for any optional insurance benefits.

Cost of Insurance. We assess a monthly cost of insurance charge to compensate us for insuring the Death Benefit (i.e., the anticipated cost of paying a death benefit that exceeds your Fund Value). Depending on a number of factors (such as gender, age, risk class, and policy duration), the cost of insurance charge may vary from Policy to Policy and from Monthly Anniversary Day to Monthly Anniversary Day. To determine your cost of insurance charge on a Monthly Anniversary Day, we multiply the cost of insurance rate at the Insured's attained age by the amount at risk and divide that amount by 1,000.

The amount at risk depends in part on the Death Benefit Option that you selected and your Policy's Fund Value on the Monthly Anniversary Day. Other factors that affect the amount at risk include investment performance, payment of premiums, and charges to the policy. If you Elected death Benefit Option 1, your amount at risk on a Monthly Anniversary Day is the difference between 1 and 2 where:

     1. is the Death Benefit that would have been payable in the event of the death of the Insured on that Monthly Anniversary Day divided by 1.003675; and

     2. is the Fund Value on that Monthly Anniversary Day before we assess the Monthly Deduction.

If you elected Death Benefit Option 2, your amount at risk on a Monthly Anniversary Day is equal to the sum of 1 and 2 where:

     1.   your Specified Amount in force; and

     2. the excess between the Death Benefit payable on that Monthly Anniversary Day, less Fund Value on that Day, less the Specified Amount in force.

The cost of insurance rate for the Insured is based on age, gender, and risk class. We currently place Insureds into the following risk classes when we issue the Policy: Preferred Nonsmoker, Preferred Smoker, Standard Nonsmoker, Standard Smoker, or Special Class. The original risk class applies to the initial Specified Amount. The cost of insurance rate generally increases with the age of the Insured.

We calculate the insurance rate separately for the initial Specified Amount and for any increase in Specified Amount. A different risk class may apply to any increase, based on the Insured's circumstances at the time of the increase in Specified Amount.

We may change the insurance rates from time to time at our sole discretion, but we guarantee that the insurance rates we charge will never exceed the maximum rates shown in your Policy. These rates are based on the 1980 Commissioners' Standard Ordinary Mortality Tables. The maximum insurance rates are based on the Insured's age last birthday at the start of the Policy Year. The rates we currently charge are, at most ages, lower than the maximum permitted under the Policies, and depend on our expectation of future experience with respect to investment earnings, mortality, expenses, persistency, and taxes. A change in rates will apply to all persons of the same age, gender (where applicable), and risk class and whose Policies have been in effect for the same length of time.

Our insurance rates distinguish between women and men. We offer Policies based on unisex mortality tables if required by law.

Administrative Charge. We deduct a $5.00 charge each month to compensate us for administrative expenses.

Per $1,000 Specified Amount Charge. We deduct this charge during the first 10 Policy Years and for 10 Policy Years following an increase in Specified Amount. This charge is made per $1,000 of Specified Amount based on the Insured's age on the Policy Date (or date of the increase), gender, and smoking status. We show the maximum amount of these charges in the "Fee Table" section of this Prospectus.

Optional Insurance Benefits Charge. We charge you each month for the optional insurance benefits you added to your Policy by rider.

Transaction Charges

Surrender Charge. We assess a surrender charge against Fund Value upon a full surrender of the Policy to reimburse us for the costs of selling the Policies. We base the surrender charge on a factor per $1,000 of initial Specified Amount (or upon an increase in Specified Amount); this factor grades from 80% to zero over 15 years based on a schedule. The factors per $1,000 vary by issue age, gender, and risk class. The grading percentages (as shown below) vary based on issue age and number of full years since we issued the Policy (or since we increased the Specified Amount).

----------------------------------------------------------------------------------------------------------------------
                                 Applicable              Applicable              Applicable             Applicable
     Policy Years           Percentage for Issue    Percentage for Issue    Percentage for Issue   Percentage for Issue
                                 Ages 0-38               Ages 39-62              Ages 63-75             Ages 76-85
----------------------------------------------------------------------------------------------------------------------
           1                       75%                     75%                    75%                    80%
----------------------------------------------------------------------------------------------------------------------
           2                       75                      75                     70                     80
----------------------------------------------------------------------------------------------------------------------
           3                       75                      70                     67                     70
----------------------------------------------------------------------------------------------------------------------
           4                       75                      65                     63                     60
----------------------------------------------------------------------------------------------------------------------
           5                       75                      60                     60                     50
----------------------------------------------------------------------------------------------------------------------
           6                       75                      55                     55                     40
----------------------------------------------------------------------------------------------------------------------
           7                       75                      50                     50                     30
----------------------------------------------------------------------------------------------------------------------
           8                       70                      45                     45                     20
----------------------------------------------------------------------------------------------------------------------
           9                       60                      40                     40                      0
----------------------------------------------------------------------------------------------------------------------
           10                      50                      35                     35                      0
----------------------------------------------------------------------------------------------------------------------
           11                      40                      30                     30                      0
----------------------------------------------------------------------------------------------------------------------
           12                      30                      20                     20                      0
----------------------------------------------------------------------------------------------------------------------
           13                      20                      10                     10                      0
----------------------------------------------------------------------------------------------------------------------
           14                      10                       5                      5                      0
----------------------------------------------------------------------------------------------------------------------
          15+                       0                       0                      0                      0
----------------------------------------------------------------------------------------------------------------------

Example: If a male Insured age 35 purchases a Policy with a Specified Amount of $100,000, the per $1,000 of initial Specified Amount surrender charge factor would be $7.25 (Preferred, nonsmoker). The maximum surrender charge during the first seven Policy Years would be 75% of (100 x 7.25) or $543.75.

The surrender charge per $1,000 of initial Specified Amount factor would be $64.00 based upon the assumptions described above and if the Policy were purchased by a male insured age 85, standard smoker.

We do not assess a surrender charge for partial surrenders. We do, however, assess a partial surrender fee on each partial surrender.

Partial Surrender Fee. We deduct a partial surrender fee of $10 on each partial surrender you make. We allocate the fee between your remaining Fund Value in the Subaccounts and in the Guaranteed Interest Account on a pro-rata basis, based on the allocation percentages you specified for the partial surrender.

Transfer Charge. We reserve the right to assess a $25 transfer charge for each transfer you make after the 12th transfer in any Policy Year.

Other Charges. We may charge the Subaccounts for federal income taxes that we incur and are attributable to the Variable Account. No such charge is currently assessed.

                               Tax Considerations

The following provides a general description of the federal income tax considerations relating to the Policy. This discussion is based upon our understanding of the present federal income tax laws as the Internal Revenue Service ("IRS") currently interprets them. This discussion is not intended as tax advice. Tax laws are very complex and tax results will vary according to your individual circumstances. A person considering the purchase of the Policy may need tax advice. It should be understood that these comments on federal income tax consequences are not an exhaustive discussion of all tax questions that might arise under the Policy. This discussion does not address other Federal tax issues such as estate, gift, and generation skipping transfer taxes, or state and local income, estate, and inheritance tax consequences associated with this Policy. As a result, you should always consult a tax advisor about the application of tax rules to your individual situation.

We believe that the Policy meets this statutory definition of life insurance and hence will receive federal income tax treatment consistent with that of fixed life insurance. Thus, the death benefit should be excludable from the gross income of the beneficiary (whether the beneficiary is a corporation, individual or other entity) under Section 101(a)(1) of the Code for purposes of the regular federal income tax. You generally should not be considered to be in constructive receipt of the cash values under the Policy until a full surrender, maturity of the Policy, or a partial surrender. In addition, certain Policy loans may be taxable in the case of policies that are modified endowment contracts.

Modified Endowment Contracts

The Technical and Miscellaneous Revenue Act of 1988 established a new class of life insurance contracts referred to as modified endowment contracts. A life insurance contract becomes a

"modified endowment contract" if, at any time during the first seven contract years, the sum of actual premiums paid exceeds the sum of the "seven-pay premium."

Changes in benefits may require testing to determine if the Policy is to be classified as a modified endowment contract. A modified endowment contract is treated differently for tax purposes then a contract which is not a modified endowment contract.

Pre-death distributions from modified endowment contracts may result in taxable income. Upon full surrender or maturity of the Policy, the Policy owner would recognize ordinary income for federal income tax purposes. Ordinary income will equal the amount by which the Cash Value plus Outstanding Debt exceeds the investment in the Policy. (The investment in the Policy is usually the premiums paid plus certain pre-death distributions that were taxable less any premiums previously recovered that were excludable from gross income.) Upon partial surrenders and Policy loans the Policy owner would recognize ordinary income to the extent allocable to income (which includes all previously non-taxed gains) on the Policy. The amount allocated to income is the amount by which the Fund Value of the Policy exceeds investment in the Policy immediately before distribution. The tax law provides for aggregation of two or more policies classified as modified endowment contracts if:

     1. The policies are purchased from any one insurance company (including the Company), and

     2. The purchases take place during a calendar year.

The policies are aggregated for the purpose of determining the part of the pre-death distributions allocable to income on the policies and the part allocable to investment in the policies.

Amounts received under a modified endowment contract that are included in gross income are subject to an additional tax. This additional tax is equal to 10% of the amount included in gross income, unless an exception applies. The 10% additional tax does not apply to any amount received when the taxpayer is at least 59 1/2 years old and in certain other situations.

A contract may not be a modified endowment contract originally but may become one later. Treasury Department regulations, yet to be prescribed, cover pre-death distributions received in anticipation of the Policy's failure to meet the seven-pay premium test. These distributions are to be treated as pre-death distributions from a modified endowment contract (and, therefore, are to be taxed as described above). This treatment is applied even though the Policy was not yet a modified endowment contract. The Code defines a distribution in anticipation of failing the test as one made within two years of the Policy being classified as a modified endowment contract.

It is unclear whether interest paid (or accrued by an accrual basis taxpayer) on Outstanding Debt with respect to a modified endowment contract constitutes interest for federal income tax purposes. If it does constitute interest, its deductibility will be subject to the same limitations as modified endowment contracts.

Policies Which Are Not Modified Endowment Contracts

If a Policy is not a modified endowment contract distributions are treated as follows. Upon a full surrender or maturity of a Policy for its Cash Value, the excess if any, of the Cash Value plus

Outstanding Debt minus the cost basis under a Policy will be treated as ordinary income for federal income tax purposes. A Policy's cost basis will usually equal the premiums paid less any premiums previously recovered through partial surrenders. Under Section 7702 of the Code, special rules apply to determine whether part or all the cash received through partial surrenders in the first 15 Policy years is paid out of the income of the Policy and therefore subject to income tax. Cash distributed to a Policy owner on partial surrenders occurring more than 15 years after the Policy date will be taxable as ordinary income to the Policy owner to the extent that it exceeds the cost basis under a Policy.

We believe that loans received under policies that are not modified endowment contracts will be treated as indebtedness of the owner. Thus, no part of any loan under the Policy will constitute income to the owner until the Policy matures, unless the Policy is surrendered before it matures. Interest paid (or accrued by an accrual basis taxpayer) on a loan under a Policy that is not a modified endowment contract may be deductible. Deductibility will be subject to several limitations, depending upon (1) the use to which the proceeds are put and (2) the tax rules applicable to the Policy owner.

Other tax law provisions may limit the deduction of interest payable on loan proceeds that are used to purchase or carry certain life insurance policies.

The Company Does Not Make Any Guarantee Regarding The Tax Status Of Any Policy.

Charge for Company Income Taxes

For federal income tax purposes, variable life insurance generally is treated in a manner consistent with fixed life insurance. The Company will review the question of a charge to the Variable Account for the Company's federal income taxes periodically. A charge may be made for any federal income taxes incurred by the Company that are attributable to the Variable Account. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws or in the cost to the Company, the Company reserves the right to charge the Variable Account for any such taxes attributable to the Variable Account.

                            Other Policy Information

Exchange Privilege

During the first 24 months following the Policy Date, you may exchange your Policy for a policy where the investment experience is guaranteed. To accomplish this, the entire amount in the Subaccounts of the Variable Account is transferred to the Guaranteed Interest Account. All future premiums are allocated to the Guaranteed Interest Account. This serves as an exchange of your Policy for the equivalent of a flexible premium universal life policy. No charge is imposed on the transfer when you exercise the exchange privilege.

Paid-Up Insurance

You may change to guaranteed paid-up insurance on a Policy anniversary. At that time, the Specified Amount will be reduced to an amount that the Cash Value will maintain in effect until the maturity date when applied as a net single premium. However, the maximum amount of Cash Value applied will not be greater than necessary to provide an amount at risk equal to the amount at risk immediately before this option becomes effective. We will refund to you any Cash Value in excess of the amount we applied.

Assignment

You may assign any interest in your Policy to another person. You must send written notice of the assignment to us at our Home Office. The assignment will take effect once we have recorded the assignment. We may rely solely on the statement of the assignee as to the amount of his or her interest. All assignments will be subject to Outstanding Debt. Please see your Policy for more information.

Settlement Options

We offer several settlement options as alternatives to the payment of Death Benefit proceeds or Cash Value in a lump sum.

In selecting a settlement option: (1) the proceeds applied must be at least $1,000; and (2) the payee cannot be a corporation, association, or fiduciary. We will make payments under a settlement option monthly unless you or the payee request that we make the payments quarterly, semiannually or annually. If payments of the chosen frequency would be less than $25 each, we may use a less frequent payment basis.

You, while the Insured is living, or your payee (not more than one month after the proceeds become payable) may select a settlement option by writing us at our Home Office. Please see your Policy for more information about the settlement options.

Misstatement of Age or Sex

If you misstated the Insured's age or sex in your application, we will adjust the Death Benefit proceeds.

Suicide Exclusion

If the Insured dies by suicide, while sane or insane, within two years from the Policy Date or reinstatement date, we will limit the Death Benefit proceeds to the premium payments less any partial surrender amounts (and their fees) and any Outstanding Debt. If an Insured dies by suicide, while sane or insane, within two years of the effective date of any increase in the Specified Amount, the amount payable with respect to that increase will be limited to the cost of insurance charges you paid with respect to such increase.

Incontestability

The Policy limits our right to contest the Policy as issued or as increased, except for material misstatements contained in the application or a supplemental application, after it has been in force during the Insured's lifetime for a minimum period, generally for two years from the Policy Date, or effective date of the increase in Specified Amount.

Other Changes to Your Policy

At any time, we may make such changes in the Policy as are necessary:

     . to assure compliance at all times with the definition of life insurance prescribed by the Internal Revenue Code;

     . to make the Policy, our operations, or the operation of the Variable Account conform with any law or regulation issued by any government agency to which they are subject; or

     . to reflect a change in the operation of the Variable Account, if allowed by the Policy.

Only one of our executive officers has the right to change the Policy. No agent has the authority to change the Policy or waive any of its terms. An executive officer of the Company must sign all endorsements, amendments, or riders to be valid.

                             Additional Information

Sale Of The Policies

We have entered into a distribution agreement with MONY Securities Corporation ("MSC"), a wholly owned subsidiary of MONY Life Insurance Company, to act as principal underwriter and for the distribution and sale of the Policies. MSC is registered as a broker dealer under the Securities Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Policies are sold by individuals who are registered representatives of MSC and who are also licensed as life insurance agents for the Company. The Policies may also be sold through other broker-dealers authorized by MSC and applicable law to do so.

MSC offers the Policies through its registered representatives who are registered with the NASD and with the states in which they do business. More information about MSC and its registered persons is available at http://www.nasdr.com or by calling 1-800-289-9999. You also can obtain an investor brochure from NASD Regulation describing its Public Disclosure Program.

Compensation payable to MSC's sales representatives for the sale of the Policies will be based upon the following schedule. After issue of the Policy, commissions will equal at most 50% of premiums paid up to a maximum amount. Thereafter, commissions will equal at most 3.8% of any additional premiums plus, beginning in the second Policy Year on each succeeding quarterly anniversary for so long as the policy shall remain in effect, an annualized rate of 0.25% of the Fund Value of the Policy. Upon any subsequent increase in Specified Amount, commissions will equal at most 50% of premiums paid on or after the increase up to a maximum amount. Thereafter, commissions will return to no more than the 3.8% level. Further, registered representatives may be eligible to receive certain bonuses and other benefits based on the amount of earned commissions.

In addition, registered representatives who meet specified production levels may qualify, under sales incentive programs adopted by the Company, to receive non-cash compensation such as expense-paid trips, expense-paid educational seminars and merchandise. The Company makes no separate deductions, other than previously described, from premiums to pay sales commissions or sales expenses.

MSC will receive 12b-1 fees from certain of the Funds as compensation for providing certain distribution and shareholder support services.

MSC may enter into selling agreements with other broker dealers that are members of the NASD and whose representatives are authorized by applicable law to sell variable life insurance policies. Commissions paid to these broker dealers for their representatives will not exceed the commissions described above. The selling agreement does not restrict these broker dealers from retaining a portion of commissions.

We intend to recapture commissions and other sales expenses through fees and charges imposed under the Policy. Commissions paid on the Policy, including other incentives or payments, are not charged directly to the Policy owners or the Variable Account.

Other Information

We filed a registration statement with the SEC under the Securities Act of 1933, as amended, for the Policies being offered here. This prospectus does not include all of the information set forth in the registration statement (including the Statement of Additional Information), its amendments, and exhibits. Statements in this prospectus about the content of the Policies and other legal instruments are summaries. For the complete text of those Policies and instruments, please refer to those documents as filed with the SEC. You may obtain these documents from the SEC's principal office in Washington, D.C., upon payment of the SEC's prescribed fees, or by assessing the SEC's website at http//www.sec.gov.

Legal Proceedings

The Company, like all other companies, is involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on us or the Variable Account.

                              Policy Illustrations

Upon request, the Company will send you an illustration of future benefits under the Policy based on both guaranteed and current cost assumptions. You should obtain a personalized illustration before purchasing a Policy.

                             Performance Information

We may advertise the performance of the MONY Variable Account L Subaccounts. We will also report performance to Owners and may make performance information available to prospective purchasers. In addition, we may advertise performance of the underlying portfolios of the corresponding MONY Variable Account L's Subaccounts.

Performance information may show the change in an Owner's Fund Value in one or more Subaccounts, or as a change in an Owner's death benefit. Performance information may be expressed as a change in an Owner's Fund Value over time or in terms of the average annual compounded rate of return on the Owner's Fund Value. Such performance is based upon a hypothetical policy in which premiums have been allocated to a particular Subaccount over certain periods of time that will include one, five and ten years, or from the commencement of operation of the Subaccount if less than one, five, or ten years. Any such quotation may reflect the deduction of all applicable charges to the Policy including premium load, the cost of insurance, the administrative charge, and the mortality and expense risk charge. The quotation may also reflect the deduction of the surrender charge, if applicable, by assuming surrender at the end of the particular period. However, other quotations may simultaneously be given that do not assume surrender and do not take into account any deduction of charges imposed by the Policy.

Performance information for the Variable Account may be compared in advertisements, sales literature, and reports to Owners to:

     1. Other variable life separate accounts or investment products tracked by research firms, ratings services, companies, publications, or persons who rank separate accounts or investment products on overall performance or other criteria, and

     2. The Consumer Price Index (measure for inflation) to assess the real rate of return from the purchase of a policy.

Reports and promotional literature may also contain the Company's rating or a rating of the Company's claim paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

Performance information for any Subaccount reflects only the performance of a hypothetical Policy whose Cash Value is allocated to the Variable Account during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolios of the Funds in which MONY Variable Account L invests. The market conditions during the given period of time should not be considered as a representation of what may be achieved in the future.

We may also use non-standard performance in cases where we add new Subaccounts which purchase shares of underlying Funds in existence prior to the formation of such Subaccounts. In such cases we will use the historical performance of the Fund with the current expenses of the applicable Subaccount under the Policy.

                              Financial Statements

Our financial statements and the financial statements of the Variable Account are contained in the SAI. You should distinguish the financial statements of the Company included in this prospectus from the financial statements of the Variable Account. The financial statements of the Company should be considered only as bearing upon the ability of the Company to meet its obligations under the Policies. You should not consider the financial statements of the Company as affecting the investment performance of the assets held in the Variable Account.

                                    Glossary

For your convenience, we are providing a glossary of the special terms we use in this prospectus.

Beneficiary - the person or entity you designate to receive the death benefit payable at the death of the Insured.

Business Day - is any day the New York Stock Exchange is open for regular trading or on any other day there is enough trading to change the Unit value of the Subaccount. Our Business Day ends at 4:00 pm Eastern time.

Cash Value - the Fund Value of the Policy less any surrender charge and any Outstanding Debt.

Fund - any open-end management investment company in which the Variable Account invests.

Fund Value - the total amount under the Policy in each Subaccount, the Guaranteed Interest Account, and the Loan Account.

General Account - assets of the Company other than those allocated to the Variable Account or any of our other separate accounts.

Guaranteed Interest Account - is a fixed account that is part of our General Account.

Home Office - our office at 1740 Broadway, New York, New York and our Operations Center at One MONY Plaza, P.O. Box 4830, Syracuse, New York 13221.

Insured - the person on whose life we base this Policy.

Loan Account - an account to which we transfer amounts from the Subaccounts of the Variable Account and the Guaranteed Interest Account to use as collateral for any Policy loan that you request. The Loan Account is part of the Company's General Account.

Maturity Age - the policy anniversary following the Insured's 100th birthday. The maturity date is the date the Policy reaches the Maturity Age.

Monthly Anniversary Day - the first Business Day of each policy month.

Monthly Deduction - a deduction we take on each Monthly Anniversary Day that consists of the cost of insurance charge, any additional benefit charges, an administrative charge, and a per $1,000 Specified Amount charge.

Outstanding Debt - the unpaid balance of any loan which you request on the Policy. The unpaid balance includes accrued loan interest which is due and has not been paid by you.

Owner - the owner of the Policy. "You" or "your" refers to the Owner.

Policy - the Policy with any attached application(s), any riders, and any endorsements.

Policy Date - the date we authorize the Policy to be delivered to you (we call this the "policy release date") or, if later, the date as you requested your Policy to become effective. We measure Policy Years and anniversaries from the Policy Date. The Policy Date is shown in your Policy. If the Policy Date is the 29th, 30th, or 31st of a month, there will be some calendar months when there is no such date. For those months, the policy month will start on the last day of the calendar month.

Specified Amount - the minimum death benefit for as long as the Policy remains in effect.

Subaccount - a subdivision of the Variable Account that invests exclusively in shares of a Fund.

Unit - the measure of value in a Subaccount.

Variable Account - MONY Variable Account L, a segregated asset account of the Company into which you allocate premiums and transfer Fund Value.

              Statement of Additional Information Table of Contents

ADDITIONAL INFORMATION ABOUT THE COMPANY ................................   1
    Mony Variable Account L .............................................   1
ADDITIONAL POLICY INFORMATION ...........................................   1
    The Policy ..........................................................   1
    Paid-Up Insurance ...................................................   1
    Dividends ...........................................................   2
    Beneficiary .........................................................   2
    The Portfolios ......................................................   3
    Settlement Options ..................................................   3
    Distribution Of The Policies ........................................   5
OTHER OPTIONAL INSURANCE BENEFITS .......................................   6
    Term Life Term Rider ................................................   6
    Spouse's Yearly Renewable Term Rider ................................   6
    Purchase Option Rider ...............................................   6
    Waiver Of Monthly Deduction Rider ...................................   7
    Children's Term Life Insurance Rider ................................   7
ADDITIONAL INFORMATION ..................................................   7
    Legal Developments Regarding Unisex Actuarial Tables ................   7
    Reports .............................................................   7
    Records .............................................................   8
    Legal Matters .......................................................   8
    Experts .............................................................   8
FINANCIAL STATEMENTS ....................................................   9
    Index To Financial Statements .......................................  10

[Outside Back Cover Page]

To learn more about us, the Policy (including more information concerning compensation paid for the sale of the Policy) and the Variable Account, you should read the Statement of Additional Information ("SAI") dated the same date as this prospectus. The Table of Contents for the SAI is on the last page of this Prospectus. For a free copy of the SAI, please contact your agent, call us toll-free at 1-800-487-6669, or write us at our Home Office.

You may also contact your agent, call us toll-free, or write us at our Home Office if you wish to receive personalized illustrations of your Policy's Death Benefits, Cash Values and Fund Values, and to request other information about your Policy.

The SAI has been filed with the SEC and is incorporated by reference into this Prospectus and is legally a part of this Prospectus. You may review and copy information about us and the Policy (including the SAI) at the SEC's Public Reference Room in Washington, DC, or you may obtain information upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, DC 20549-0102 or by accessing the SEC's website at http://www.sec.gov. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 942-8090.

Investment Company Act of 1940 Registration File No. 811-06217.

                             MONY VARIABLE ACCOUNT L

                       STATEMENT OF ADDITIONAL INFORMATION
                                       For
                  THE VARIABLE UNIVERSAL LIFE INSURANCE POLICY

                                    Issued by
                           MONY Life Insurance Company

                                  1740 Broadway
                               New York, NY 10019

                               Operations Center:
                                 One MONY Plaza
                                  P.O. Box 4830
                               Syracuse, NY 13221
                                 (800) 947-3593

This Statement of Additional Information ("SAI") contains additional information regarding the individual flexible premium variable life insurance policy (the "Policy") offered by MONY Life Insurance Company ("we," "us," "our," or the "Company"). Capitalized terms in this SAI have the same meanings as in the prospectus for the Policy.

This SAI is not a prospectus, and should be read together with the prospectus for the Policy dated May 1, 2003 and the prospectuses for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust
(SM), MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, and The Universal Institutional Funds, Inc. You may obtain a copy of these prospectuses by writing or calling us at our Operations Center shown above.

The date of this Statement of Additional Information is May 1, 2003.

                       STATEMENT OF ADDITIONAL INFORMATION

                                TABLE OF CONTENTS

ADDITIONAL INFORMATION ABOUT THE COMPANY ..............................      1
  MONY Variable Account L .............................................      1
ADDITIONAL POLICY INFORMATION .........................................      1
  The Policy ..........................................................      1
  Paid-up Insurance ...................................................      1
  Dividends ...........................................................      2
  Beneficiary .........................................................      2
  The Portfolios ......................................................      3
  Settlement Options ..................................................      3
  Distribution of the Policies ........................................      5
OTHER OPTIONAL INSURANCE BENEFITS .....................................      6
  Term Life Term Rider ................................................      6
  Spouse's Yearly Renewable Term Rider ................................      6
  Purchase Option Rider ...............................................      6
  Waiver Of Monthly Deduction Rider ...................................      7
  Children's Term Life Insurance Rider ................................      7
ADDITIONAL INFORMATION ................................................      7
  Legal Developments Regarding Unisex Actuarial Tables ................      7
  Reports .............................................................      7
  Records .............................................................      8
  Legal Matters .......................................................      8
  Experts .............................................................      8
FINANCIAL STATEMENTS ..................................................      9
  Index to Financial Statements .......................................     10

                    Additional Information About the Company

MONY Life Insurance Company issues the Policies. We are currently licensed to sell life insurance and annuities in all 50 states of the United States, the District of Columbia, the U.S. Virgin Islands, and Puerto Rico.

The Company was founded in 1842 as The Mutual Life Insurance Company of New York. In 1998, The Mutual Life Insurance Company of New York converted to a stock company through demutualization and was renamed MONY Life Insurance Company. The demutualization did not have any material effect on the obligations of the Company under the policies or on MONY Variable Account L.

MONY Securities Corporation, a wholly owned subsidiary of the Company, is the principal underwriter for the Policies.

We are subject to regulation by the state of New York and regulation by the Superintendent of Insurance in New York. We file an annual statement with the state of New York, and periodically, the Superintendent of Insurance for the State of New York assesses our liabilities and reserves and those of the Variable Account and assesses their adequacy. We are also subject to the insurance laws and regulations of other states in which we are licensed to operate.

Mony Variable Account L

The Variable Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"), and meets the definition of a separate account under the federal securities laws. Registration with the SEC does not involve supervision of the management of investment practices or policies by the SEC.

                          Additional Policy Information

The Policy

The Policy, any attached riders and/or endorsements, the application and any supplemental applications make up the entire contract. Only statements made in the applications can be used to void the Policy or to deny a claim. We assume that all statements in an application are made to the best of the knowledge and belief of the person(s) who made them, and, in the absence of fraud, those statements are considered representations and not warranties. We rely on those statements when we issue or change a Policy.

Paid-Up Insurance

On any policy anniversary, you may change to guaranteed paid-up insurance. At the time of the change, we will reduce the Policy's Specified Amount to an amount that the Policy's Cash Value will keep in effect until the maturity date when applied as a single net premium. The maximum amount of Cash Value that we will apply will not be any greater than needed to provide an amount at risk that is equal to the amount at risk immediately prior to this option becoming effective. You will be refunded any Cash Value in excess of the amount we applied. You can discuss with your agent to learn more about this option.

The net single premium rates will be based on: (a) the 1980 CSO mortality tables at the Insured's gender and attained age and class of risk on the later of the policy date and the most recent increase in coverage under the policy; and (b) 4.5% interest. On and after the effective date, the Cash Value of the paid-up coverage will equal the present value of future guaranteed benefits based on the net single premium rates described above without regard to any loans.

To obtain paid-up insurance, we must receive a written request 30 days before the policy anniversary date on which it becomes effective. The endorsement issued to reflect the change to paid-up insurance will show the reduced Specified Amount and the guaranteed Cash Value on the effective date and each policy anniversary thereafter.

Once the paid-up insurance option is effective the following conditions apply:

     1. It may not be revoked.

     2. The Company will not accept any further premium.

     3. No further optional policy changes may be made.

     4. The Policy is no longer subject to the administrative charge and the per $1,000 Specified Amount charge.

     5. Any surrender charge, loan balance and loan interest which existed immediately before the effective date will be set to zero.

     6. Any partial surrender will result in a recalculation of the Specified Amount and Cash Value.

     7. Any additional benefits provided by rider will terminate.

The Death Benefit will equal the reduced Specified Amount.

Dividends

This Policy is non-participating.  We do not pay dividends on the Policy.

Beneficiary

You name the Beneficiary when you apply for the Policy. You may designate if the Beneficiary has to be living or surviving at the Insured's death. If you so designate, then, unless otherwise provided, that Beneficiary must be living on the 14/th/ day after the Insured's death or, if earlier, the date we receive due proof of the Insured's death. The share of the Death Benefit proceeds of any Beneficiary who is not living on the earlier day will be payable to remaining Beneficiaries. Unless provided in the Beneficiary designation, if there is no Beneficiary named or living on the date of the Insured's death, we will pay the Death Benefit proceeds to the Insured's executors or administrators.

You may change the Beneficiary, unless you have given up this right, as long as the Insured is living by writing us at our Home Office. The change will take effect when we record it retroactively as of the date the request was signed. The change will be subject to any payment we made before we received notice of the change of Beneficiary at our Home Office.

The Portfolios

We will purchase shares of the portfolios at net asset value and direct them to the corresponding Subaccount. We will redeem sufficient shares of the appropriate portfolios at net asset value to pay surrender/partial surrender proceeds or other purposes described in your Policy. In general, we will automatically reinvest all dividends and capital gains distributions received from a portfolio in shares of the distributing portfolio at net asset value on the date of distribution. In other words, we do not pay portfolio dividends or portfolio distributions out to Owners as additional Units, but instead reflect them in Unit values. We may elect not to reinvest dividends and capital gains distributions.

Shares of Fund portfolios are not sold directly to the general public. They are offered to insurance company separate accounts to support variable annuity and variable life insurance contracts and to qualified plans.

When shares are sold to both variable life and variable annuity separate accounts, this is called "mixed funding." When shares are sold to insurance companies that are not affiliated with each other, this is called "shared funding." Currently, we do not foresee any disadvantages to Owners due to mixed or shared funding. However, differences in tax treatment or other considerations may at some time create conflict of interests between owners of various contracts. The Company and the Boards of Directors of the Funds, and any other insurance companies that participate in the Funds are required to monitor events to identify material conflicts. If there is a conflict because of mixed or shared funding, a company might be required to withdraw the investment of one or more of its separate accounts from the Funds. This might force the Funds to sell securities at disadvantageous prices. See the prospectuses for the Funds.

Settlement Options

We offer the following settlement options as alternatives to the payment of Death Benefit proceeds or Cash Value in a lump sum:

Option 1. Interest Income - Under this option, we hold the proceeds and credit the interest earned on those proceeds to the payee. We set the rate of interest for each year, but that rate will never be less than 2 3/4% a year. This Option will continue until the earlier of the date the payee dies or the date you elect another settlement option.

Option 2. Income for Specified Period - Under this option, the payee receives an income for the number of years chosen. We then calculate an income that will be based on the Minimum Monthly Income Table 2 for that period. Note that the longer the period selected (i.e., number of years) the lower the dollar amount per $1,000 of proceeds. Payments may be increased by additional interest as we may determine for each year.

Option 3. Single Life Income - Under this option, a number of years called the period certain is chosen. We will then pay income to a single payee for as long as that payee lives or for the number of years chosen (the period certain), whichever is longer. If the payee dies after the end of the period certain, the income payments will stop. The period certain elected may be: (a) 0, 10, or 20 years; or (b) until the total income payments equal the proceeds applied (this is called a refund period certain).

We will calculate the amount of the income payments on the date the proceeds become payable. This amount will be at least as much as the applicable amount shown in the Minimum Monthly Income Table 3 shown in your Policy. The income amounts are based on the 1983 Table "a" (discrete functions, without projections for future mortality) with a 3 1/2% interest.

If the income payments for the period certain elected are the same as income payments based on another available longer period certain, we will deem an election to have been made for the longer period certain.

Option 3A. Joint Life Income - We pay income during the joint lifetime of two people (the payee and another person). That means if one person dies, we will continue to pay the same income (or a lesser income) to the survivor for as long as the survivor lives.

The survivor may receive the same dollar amount that we were paying before the first payee died or two-thirds of that amount depending on the election made at the time of settlement. Note that if the lesser (two-thirds) amount paid to the survivor is elected, the dollar amount payable while both persons are living will be larger than it would have been if the same amount paid to the survivor had been elected.

We will calculate the amount of income payable while both persons are living (the joint lifetime) on the date the proceeds become payable. This amount will be at least as much as the applicable amount shown in the Minimum Monthly Income Table 3A shown in your Policy. The minimum income amounts are based on the 1983 Table "a" (discrete functions, without projections for future mortality) with 3 1/2% interest.

If a person for whom Option 3A is chosen dies before the first income amount is payable, the survivor will receive settlement instead under Option 3 with 10 years certain.

Option 4. Income of Specified Amount - Under this option, the dollar amount of the income payments is chosen. We will pay that amount for as long as the proceeds and interest last but, the dollar amount chosen must add up to a yearly amount of at least 10% of the proceeds applied. Interest will be credited annually on the balance of the proceeds. We set the rate of interest for each year, but that rate will never be less than 2 3/4% a year.

We also may pay proceeds under any other option to which we and the payee may agree.

Distribution of the Policies

MSC is the principal underwriter for the Policies. MSC may enter into selling agreements with other broker dealers that are members of the NASD and whose representatives are authorized by law to sell variable life insurance policies. Commissions paid to these broker dealers for their representatives will not exceed the commissions described in the Prospectus. MSC may pay additional compensation from its own resources to broker dealers based on the level of Policy sales or premium payments.

MSC also acts as principal underwriter for other variable products and distributes non-proprietary variable products and mutual funds.

We offer the Policies on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

MSC receives fees for the sale of the Policies. MSC received compensation with respect to the Policies offered through the Variable Account in the following amounts during the periods indicated:

------------------------------------------------------------------------------------------------------
                                                        Aggregate Amount of Commissions Retained by
Fiscal            Aggregate Amount of Commissions       MSC After Payments to its Registered Persons
Year              Paid to MSC*                          and Other Broker-Dealers
------------------------------------------------------------------------------------------------------
    2000                      $19,810,966               $
------------------------------------------------------------------------------------------------------
    2001                      $17,532,005               $
------------------------------------------------------------------------------------------------------
    2002                      $                         $
------------------------------------------------------------------------------------------------------

* Includes sales compensation paid to registered persons of MSC.

MSC passes through commissions it receives and does not retain any override as distributor for the Policies. However, under the distribution agreement with MSC, we pay the following sales expenses: sales representative training allowances; deferred compensation and insurance benefits of registered persons; advertising expenses; and all other expenses of distributing the Policies. We also pay for MSC's operating and other expenses as it relates to the Policies.

Because sales representatives of MSC are also insurance agents of the Company, they are eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that the Company offers. These programs include conferences, seminars, meals, sporting events, theater performances, payment for travel, lodging and entertainment, prizes, and awards, subject to applicable regulatory requirements. Sales of the Policies may help sales representatives qualify for such benefits. Sales representatives may receive other payments from the Company for services that do not directly involve the sale of the Policies, including payments made for the recruitment and training of personnel, production of promotional literature, and similar services. In addition, MSC sales representatives who meet certain Company productivity, persistency and length of service standards may be eligible for additional compensation.

We may pay certain broker-dealers an additional bonus after the first Policy year for sales by their sales representatives, which may be up to the amount of the basic commission for the particular Policy year. These broker-dealers may share the bonus or other additional compensation with their sales representatives. In addition, we may reimburse these broker-dealers for portions of their Policy sales expenses.

Certain Funds have adopted a distribution plan in connection with its 12b-1 shares and pay MSC for its costs in distributing these shares, all or some of which may be passed on to a selling broker-dealer that has entered into a selling agreement with MSC. Each distribution plan has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, which allows funds to pay fees to those who sell and distribute fund shares out of fund assets. The 12b-1 fees are in consideration of distribution services and expenses incurred in the performance of MSC's obligations under an agreement with that Fund. Under the distribution plans up to __% is paid to MSC for its distribution-related services and expenses under this agreement. The advisers for certain Funds may, from time to time use their management fee revenue, as well as their past profits or their other resources as may be permitted by regulatory rules, to make payments for distribution services to MSC, which may in turn pay part or all of such compensation to a broker-dealer of record with whom it has entered into a selling agreement.

Sales charges deducted from premium payments, as well as Proceeds from the contingent deferred sales charge on the Policies are retained by us and used to defray the expenses we incur in paying for distribution-related services under the distribution agreement, such as the payment of commissions. Commissions paid on the Policy, including other incentives or payments, are not charged directly to the Policy Owners or the Variable Account.

From time to time the Company, in conjunction with MSC, may conduct special sales programs.

                        Other Optional Insurance Benefits

As shown below, the following riders are available under your Policy.

Term Life Term Rider

This rider provides additional death benefits on the life of the Insured until the Insured reaches age 80. The minimum amount of coverage is $25,000. You may convert the rider coverage without evidence of insurability to any level premium, level face amount permanent policy of insurance offered by us. The conversion must occur before the Insured's age 65 or 5 years from the issue of the rider, whichever is later.

Spouse's Yearly Renewable Term Rider

This rider provides for term insurance benefits on the life of the Insured's spouse, to the spouse's age 80.

Purchase Option Rider

This rider provides the option to purchase additional coverage as specified in the rider at specific ages or after specific events without providing additional evidence that the Insured remains insurable.

Waiver of Monthly Deduction Rider

This rider provides for the waiver of certain charges while the Insured has a covered disability and the Policy is in effect. While the Insured is disabled, no deductions are made for (1) monthly administrative charges, (2) Per $1,000 Specified Amount charges, (3) cost of insurance charges, and rider charges.

Children's Term Life Insurance Rider

This rider provides term insurance coverage on the lives of the children of the Insured under age 18. The coverage continues to the policy anniversary after the child's 22nd birthday.

                             Additional Information

Legal Developments Regarding Unisex Actuarial Tables

In 1983, the United States Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. In that case, the Supreme Court applied its decision only to benefits derived from contributions made on or after August 1, 1983. Subsequent decisions of lower federal courts indicate that, in other factual circumstances, the Title VII prohibition of sex-distinct benefits may apply at an earlier date. In addition, legislative, regulatory, or decisional authority of some states may prohibit the use of sex-distinct mortality tables under certain circumstances. The Policies, other than Policies issued in states which require "unisex" policies (currently Montana), are based upon actuarial tables which distinguish between men and women and, thus, the Policy provides different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of these authorities on any employment-related insurance or benefits program before purchasing the Policy.

Reports

We will send you a report at least annually showing the then current status of your Policy. It will set forth:

since the last report date:

     .  premiums received;

     .  expense charges (including transfer charges, if any);

     .  cost of insurance and any riders;

     . interest earned on Fund Value in the Loan Account and in the Guaranteed Interest Account; and

     .  any partial surrenders (and their fees).

as of the current report date:

     .  Death Benefit;

     .  Specified Amount; and

     .  Outstanding Debt.

as of the current and prior report dates:

     .  Fund Value;

     .  Subaccount Unit values;

     .  Fund Value in the Guaranteed Interest Account; and

     .  any other information required by law.

We also will send you an annual and a semi-annual report for each Fund in which you are investing, as required by the 1940 Act.

Records

We will maintain all records relating to the Variable Account and the Guaranteed Interest Account at our Administrative Office.

Legal Matters

Legal matters in connection with the Policy have been passed on by Arthur D. Woods, Vice President- Variable Products and Broker-Dealer Operations Counsel of the MONY Life Insurance Company. Robert Levy, Vice President - Chief Tax and Benefits Counsel of MONY Life Insurance Company has passed upon legal matters relating to the federal income tax laws.

Experts

The Financial Statements have been included in this SAI, which is a part of the registration statement, in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

Actuarial matters included in the prospectus and/or SAI have been examined by Pamela Duffy, Vice President of MONY, as stated in her opinion filed as an exhibit to the Registration Statement.

                              Financial Statements

This SAI contains the audited statements of assets and liabilities of the Variable Account as of December 31, 2002 and the related statements of operations and statements of changes in net assets for each of the three years in the period then ended. The SAI also contains the financial statements of MONY Life Insurance Company of America. PricewaterhouseCoopers LLP, 1177 Avenue of the Americas, New York, New York, 10036, serves as independent accountants for the Variable Account and the Company.

Index to Financial Statements

[To be Filed By Post-Effective Amendment]

                                     PART C

                                OTHER INFORMATION

Item 27. Exhibits

     1.  Board of Directors Resolution

            a) Resolution of the Board of Trustees of The Mutual Life Insurance Company of New York authorizing establishment of MONY Variable Account L (1)

     2.  Custodian Agreements. Not Applicable.

     3.  Underwriting Contracts.

            a) Underwriting Agreement between The Mutual Life Insurance Company of New York, MONY Series Fund, Inc., and MONY Securities Corp.
                (2)

            b) Proposed specimen agreement between MONY Securities Corp. and registered representatives (3)

            c)  Specimen commission schedule (Career Contract Schedule) (4)

     4.  Contracts.

            a)  Specimen form of policy (5)

            b)  Form of Term Life Term Rider (11)

            c)  Form of Spouse's Yearly Renewable Term Rider (11)

            d)  Form of Purchase Option Rider (11)

            e)  Form of Waiver of Monthly Deduction Rider (11)

            f)  Form of Children's Term Life Insurance Rider (11)

     5.  Applications.

            a) Specimen application form for Flexible Premium Variable Universal Life Insurance Policy (6)

     6.  Depositor's Certificate of Incorporation and By-Laws.

            a) Amended and Restated Charter and Amended and Restated By-Laws of MONY Life Insurance Company (7)

     7.  Reinsurance Contracts. (8)

     8.  Participation Agreements.

            a) Participation Agreement among Enterprise Accumulation Trust, MONY Life Insurance Company of America and MONY Life Insurance Company (9)

            b) Participation Agreement among The Alger American Fund, MONY Life Insurance Company and MONY Life Insurance Company of America (8)

            c) Participation Agreement among INVESCO Variable Investment Funds, Inc., MONY Life Insurance Company and MONY Life Insurance Company of America (8)

            d) Participation Agreement among Janus Aspen Series, MONY Life Insurance Company and MONY Life Insurance Company of America (8)

            e) Participation Agreement among Lord Abbett Series Fund, MONY Life Insurance Company and MONY Life Insurance Company of America (8)

            f) Participation Agreement among MFS Variable Insurance Trust, MONY Life Insurance Company and MONY Life Insurance Company of America (8)

            g) Participation Agreement among MONY Series Fund, Inc., MONY Life Insurance Company and MONY Life Insurance Company of America (8)

            h) Participation Agreement among PBHG Insurance Series Fund, MONY Life Insurance Company and MONY Life Insurance Company of America (8)

            i) Participation Agreement among PIMCO Variable Insurance Trust, MONY Life Insurance Company and MONY Life Insurance Company of America (8)

            j) Participation Agreement among The Universal Institutional Funds, Inc., MONY Life Insurance Company and MONY Life Insurance Company of America (8)

     9.  Administrative Contracts.

            a) Services Agreement between The Mutual Life Insurance Company of New York and MONY Life Insurance Company of America (10)

     10. Other Material Contracts. Powers of Attorney. (11)

            a) Power of Attorney for Michael I. Roth, Director, Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

            b) Power of Attorney for Samuel J. Foti, Director, President, and Chief Operating Officer

            c) Power of Attorney for Kenneth M. Levine, Director and Executive Vice President

            d) Power of Attorney for Richard Daddario, Executive Vice President and Chief Financial Officer

            e)  Power of Attorney for Tom H. Barrett, Director

            f)  Power of Attorney for David L. Call, Director

            g)  Power of Attorney for G. Robert Durham, Director

            h)  Power of Attorney for James B. Farley, Director

            i)  Power of Attorney for Robert Holland, Jr., Director

            j)  Power of Attorney for James L. Johnson, Director

            k)  Power of Attorney for Frederick W. Kanner, Director

            l)  Power of Attorney for Robert R. Kiley, Director

            m)  Power of Attorney for Jane C. Pfeiffer, Director

            n)  Power of Attorney for Thomas C. Theobald, Director

            o)  Power of Attorney for David M. Thomas, Director

     11. Legal Opinion.

            a)  Opinion and consent of Arthur D. Woods, Esq. (8)

            b)  Consent of Robert Levy, Esq. (8)

     12. Actuarial Opinion.

            a)  Opinion and consent of Pamela Duffy (8)

     13. Calculations. (8)

     14. Other Opinions. Consent of PricewaterhouseCoopers LLP (8)

     15. Omitted Financial Statements. No financial statements are omitted from
         Item 24.

     16. Initial Capital Agreements. Not Applicable.

     17. Redeemability Exemption Memorandum. (8)

-------------------------------------
(1) Incorporated herein by reference to Exhibit 1(1) to Pre-Effective Amendment No. 1 to Registration Statement on Form S-6, dated December 17, 1990 (Registration No. 33-37719).

(2) Incorporated herein by reference to Exhibit 1(3)(a) to Registration Statement on Form S-6, dated November 9, 1990 (Registration No. 33-37719).

(3) Incorporated herein by reference to Exhibit 3(b) of Pre-Effective Amendment No. 1 to Registration Statement on Form N-4, dated December 17, 1990 (Registration No. 33-37722).

(4) Incorporated herein by reference to Exhibit 1.(3)(c) to Pre-Effective Amendment No. 1 to Registration Statement on Form S-6, dated December 7, 2001 (Registration No. 333-72596).

(5) Incorporated herein by reference to Exhibit 1.(5) to Pre-Effective Amendment No. 1 to Registration Statement on Form S-6, dated December 7, 2001 (Registration No. 333-72590).

(6) Incorporated herein by reference to Exhibit 1.(10) to Pre-Effective Amendment No. 1 to Registration Statement on Form S-6, dated December 7, 2001 (Registration No. 333-72590).

(7) Incorporated herein by reference to Exhibit 1.(6) to Registration Statement on Form S-6, dated January 29, 1999 (Registration No. 333-71417).

(8)      To be filed by Post-Effective Amendment.

(9) Incorporated herein by reference to Exhibit 8(a) to Post-Effective Amendment No. 7 to Registration Statement on Form N-4, dated April 18, 2001 (Registration No. 333-72259).

(10) Incorporated herein by reference to Exhibit 5(ii) to Pre-Effective Amendment No. 2 to Registration Statement, dated July 19, 1985 (Registration No. 2-95501).

(11) Filed herewith.

----------------------------------------

Item 28.  Directors and Officers of the Depositor

       Name and Principal Business Address*              Position and Offices with Depositor
       -----------------------------------               -----------------------------------
Michael I. Roth ................................      Director, Chairman of the Board and Chief
                                                      Executive Officer
Samuel J. Foti .................................      Director, President and Chief Operating Officer
Kenneth M. Levine ..............................      Director, Executive Vice President and Chief
                                                      Investment Officer
Richard Daddario ...............................      Executive Vice President and Chief Financial
                                                      Officer
Steven G. Orluck ...............................      Executive Vice President
Richard E. Connors .............................      Senior Vice President
Evelyn L. Peos .................................      Senior Vice President
Bart Schwartz ..................................      Senior Vice President and General Counsel
Michael Slipowitz ..............................      Senior Vice President and Chief Actuary
Arnold Brousell ................................      Vice President-Financial Reporting and Chief
                                                      Accounting Officer
David V. Weigel ................................      Vice President and Treasurer
Lee M. Smith ...................................      Corporate Secretary and Vice President,
                                                      Government Relations

* Principal business address is c/o MONY Life Insurance Company, 1740 Broadway, New York, New York, 10019.

Item 29. Persons Controlled by or Under Common Control with the Depositor or the Registrant.

         No person is directly or indirectly controlled by the Registrant. The Registrant is a separate account of MONY Life Insurance Company.

         The following is a table showing all corporations directly or indirectly controlled by or under common control with MONY Life Insurance Company, showing the state or other sovereign power under the laws of which each is organized and the percentage ownership of voting securities giving rise to the control relationship.

-----------------------------------------------------------------------------------------------------------------
                                                             Percent of Voting
             Name                     Jurisdiction           Securities Owned           Principal Business
-----------------------------------------------------------------------------------------------------------------
     The MONY Group Inc.                Delaware                                      Insurance Holding Company
-----------------------------------------------------------------------------------------------------------------
                                                           100% owned by The MONY
 MONY Life Insurance Company            New York                  Group Inc.                 Insurance
-----------------------------------------------------------------------------------------------------------------
                                                           100% owned by The MONY
    The Advest Group, Inc.              Delaware                  Group Inc.               Life Insurance
-----------------------------------------------------------------------------------------------------------------
    Lebenthal & Co., Inc.                                  100% indirectly owned by
     Municipal Securities               New York              The MONY Group Inc.            Securities
-----------------------------------------------------------------------------------------------------------------
 MONY Life Insurance Company             Arizona           100% indirectly owned by
          of America                                          The MONY Group Inc.          Life Insurance
-----------------------------------------------------------------------------------------------------------------
                                                           100% indirectly owned by   Insurance Holding Company
Sagamore Financial Corporation            Ohio                The MONY Group Inc.
-----------------------------------------------------------------------------------------------------------------
Matrix Capital Markets Group,                              100% owned by The MONY
             Inc.                       Virginia                 Group Inc.             Business Brokerage
-----------------------------------------------------------------------------------------------------------------
   PCP Benefit Plans, Ltd.              New York            100% owned by The                Insurance
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
                                                              MONY Group Inc.
-----------------------------------------------------------------------------------------------------------------
                                                          100% owned by The MONY
    MONY Series Fund, Inc.            Maryland                 Group Inc.                   Mutual Funds
-----------------------------------------------------------------------------------------------------------------
                                                          100% indirectly owned by
Enterprise Accumulation Trust       Massachusetts            The MONY Group Inc.            Mutual Funds
-----------------------------------------------------------------------------------------------------------------
  U.S. Financial Life                                     100% indirectly owned by
   Insurance Company                    Ohio                     The MONY Group Inc.          Insurance
-----------------------------------------------------------------------------------------------------------------
   Financial Marketing                                     99% indirectly owned by
       Agency, Inc.                     Ohio                     The MONY Group Inc.   Insurance Distribution
-----------------------------------------------------------------------------------------------------------------
                                                          100% owned by The MONY
Matrix Private Equities, Inc.         Virginia                  Group Inc.                  Investments
-----------------------------------------------------------------------------------------------------------------
 MONY International Holdings,                             100% indirectly owned by
             Inc.                     Delaware               The MONY Group Inc.           Holding Company
-----------------------------------------------------------------------------------------------------------------
                                                          100% indirectly owned by
 MONY Asset Management, Inc.          Delaware               The MONY Group Inc.             Investments
-----------------------------------------------------------------------------------------------------------------
                                                          100% indirectly owned by
MONY Capital Management, Inc.         Delaware               The MONY Group Inc.             Investments
-----------------------------------------------------------------------------------------------------------------
 MONY Agricultural Investment                             100% indirectly owned by
        Advisers, Inc.                Delaware               The MONY Group Inc.       Agricultural Investment
-----------------------------------------------------------------------------------------------------------------
                                                          100% indirectly owned by
  MONY Realty Capital, Inc.           Delaware               The MONY Group Inc.             Real Estate
-----------------------------------------------------------------------------------------------------------------
 MONY Life Insurance Company                              100% indirectly owned by
     of the Americas, Ltd          Cayman Islands            The MONY Group Inc.            Life Insurance
-----------------------------------------------------------------------------------------------------------------
 MONY Bank & Trust Company of                             100% indirectly owned by
      the Americas, Ltd            Cayman Islands            The MONY Group Inc.               Banking
-----------------------------------------------------------------------------------------------------------------
MONY Consultoria e Corretagem                             100% indirectly owned by
       de Seguros Ltda.                Brazil                The MONY Group Inc.              Insurance
-----------------------------------------------------------------------------------------------------------------
   MONY International Life
  Insurance Co. Seguros de                                100% indirectly owned by
          Vida S.A.                   Argentina              The MONY Group Inc.             Insurance
-----------------------------------------------------------------------------------------------------------------

     MONY Securities                                      100% indirectly owned by
       Corporation                    New York               The MONY Group Inc.             Broker-Dealer
-----------------------------------------------------------------------------------------------------------------
                                                          100% indirectly owned by
     1740 Advisers, Inc.              New York               The MONY Group Inc.             Investments
-----------------------------------------------------------------------------------------------------------------
                                                          100% indirectly owned by
      MONY Assets Corp.               New York               The MONY Group Inc.             Investments
-----------------------------------------------------------------------------------------------------------------
      Enterprise Capital               Georgia            100% indirectly owned by
       Management, Inc.                                      The MONY Group Inc.             Mutual Fund
-----------------------------------------------------------------------------------------------------------------
                                                          100% indirectly owned by
  MONY Realty Partners, Inc.          Delaware               The MONY Group Inc.            Real Estate
-----------------------------------------------------------------------------------------------------------------
                                                          100% indirectly owned by
    1740 Ventures, Inc.               New York               The MONY Group Inc.             Investments
-----------------------------------------------------------------------------------------------------------------
                                                          100% indirectly owned by
     MONY Brokerage, Inc.             Delaware               The MONY Group Inc.        Insurance Distributor
-----------------------------------------------------------------------------------------------------------------
 Trusted Investment Advisors                              100% indirectly owned by
            Corp.                     Minnesota              The MONY Group Inc.            Broker-Dealer
-----------------------------------------------------------------------------------------------------------------
  Trusted Insurance Advisors                              100% indirectly owned by
     General Agency Corp.             Minnesota              The MONY Group Inc.          Insurance Agency
-----------------------------------------------------------------------------------------------------------------
 Trusted Securities Advisors                              100% indirectly owned by
            Corp.                     Minnesota              The MONY Group Inc.            Broker-Dealer
-----------------------------------------------------------------------------------------------------------------
      MONY Benefits                   Delaware            100% indirectly owned by        Benefits Manager
-----------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
      Management Corp.                                     The MONY Group Inc.
--------------------------------------------------------------------------------------------------------------
Enterprise Fund Distributors,                           100% indirectly owned by
             Inc.                    Delaware              The MONY Group Inc.     Mutual Fund Distributors
--------------------------------------------------------------------------------------------------------------
  Trusted Advisors Insurance                            100% indirectly owned by
         Agency, Inc.              Massachusetts           The MONY Group Inc.             Insurance
--------------------------------------------------------------------------------------------------------------
                                                        100% indirectly owned by      Plan Administration
  MONY Benefits Service Corp.        Delaware              The MONY Group Inc.
--------------------------------------------------------------------------------------------------------------
   MBI Insurance Agency of                              100% indirectly owned by
        Alabama, Inc.                 Alabama              The MONY Group Inc.      Insurance Distribution
--------------------------------------------------------------------------------------------------------------
MBI Insurance Agency of Ohio,                           100% indirectly owned by
             Inc.                      Ohio                The MONY Group Inc.      Insurance Distribution
--------------------------------------------------------------------------------------------------------------
   MBI Insurance Agency of                              100% indirectly owned by
     Massachusetts, Inc.           Massachusetts           The MONY Group Inc.      Insurance Distribution
--------------------------------------------------------------------------------------------------------------
   MBI Insurance Agency of                              100% indirectly owned by
         Texas, Inc.                  Texas                The MONY Group Inc.      Insurance Distribution
--------------------------------------------------------------------------------------------------------------
 MBI Insurance Agency of New                            100% indirectly owned by
         Mexico, Inc.               New Mexico             The MONY Group Inc.      Insurance Distribution
--------------------------------------------------------------------------------------------------------------
   MBI Insurance Agency of                              100% indirectly owned by
       Washington, Inc.             Washington             The MONY Group Inc.      Insurance Distribution
--------------------------------------------------------------------------------------------------------------

Item 30.  Indemnification

Article XV of MONY Life Insurance Company's Amended and Restated By-Laws provides, in part:

         Each person (and the heirs, executors and administrators of such person) made or threatened to be made a party to any action, civil or criminal, by reason of being or having been a director, officer, or employee of the corporation (or by reason of serving any other organization at the request of the corporation) shall be indemnified to the extent permitted by the law of the State of New York and in the manner prescribed therein. To this end, and as authorized by Section 722 of the Business Corporation Law of the State of New York, the Board may adopt all resolutions, authorize all agreements and take all actions with respect to the indemnification of directors and officers, and the advance payment of their expenses in connection therewith.

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification for such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant, will (unless in the opinion of its counsel the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.  Principal Underwriter

     a) Other Activity. MONY Securities Corporation ("MSC") is the principal underwriter of the Policies as defined in the Investment Company Act of 1940, as amended. MSC also acts as [position] for [name of each investment company for which MSC also acts as principal underwriter, sponsor, or investment adviser.]

     (b) Management. The following information is furnished with respect to the officers and directors of MSC:

          Name and Principal                 Positions and Offices             Positions and Offices
           Business Address*                        with MSC                      with Depositor
           ----------------                  ---------------------             ---------------------
Victor Ugolyn ..........................   Director and Chairman of the Board

        Name and Principal                       Positions and Offices               Positions and Offices
         Business Address*                              with MSC                         with Depositor
        -----------------                        ---------------------                ---------------------
Phillip D'Ambrisi ...........................  Director, President and Chief
                                               Executive Officer
Christopher Adirente ........................  Director
Charles P. Leone ............................  Director
John M. Purcell .............................  Senior Vice President--Marketing
Tara L. Eirich ..............................  Senior Vice President--Operations
John C. Norton ..............................  Senior Vice President--Chief
                                               Compliance Officer
Alexandra J. Romero .........................  Vice President--Compliance
James N. Gould ..............................  Vice President
Jeffrey M. Harrison .........................  Vice President
Arthur D. Woods .............................  Secretary                                   Vice President
Tamara L. Bronson ...........................  Treasurer
Timothy Looney ..............................  Financial Principal

------------------
* Principal business address is c/o MONY Life Insurance Company, 1740 Broadway, New York, New York 10019.

     c) Compensation From the Registrant. The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

         (1)                    (2)                (3)                (4)           (5)
       Name of           Net Underwriting
      Principal            Discounts and      Compensation on       Brokerage
     Underwriter            Commissions          Redemption        Commissions  Compensation
     -----------         ---------------      ---------------      -----------  ------------
       MSC                             [To be filed by post-effective amendment]

Item 32.  Location of Accounts and Records

         All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules thereunder are maintained by MONY Life Insurance Company, 1740 Broadway, New York, New York 10019 or at its Operations Center at 1 MONY Plaza, Syracuse, New York 13221.

Item 33.  Management Services

         All management contracts are discussed in Part A or Part B.

Item 34.  Fee Representation

         MONY Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MONY Life Insurance Company.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, MONY Variable Account L and MONY Life Insurance Company have duly caused Post-Effective Amendment No. 3 to this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York and the State of New York, on this 27th day of February, 2003.

                                   Mony Variable Account L
                                   (Registrant)

                                   By:                   *
                                       -----------------------------------------
                                       Michael I. Roth, Director, Chairman of
                                       the Board, and Chief Executive Officer of
                                       MONY Life Insurance Company

                                   Mony Life Insurance Company
                                   (Depositor)

                                   By:                   *
                                       -----------------------------------------
                                       Michael I. Roth, Director, Chairman of
                                       the Board, and Chief Executive Officer


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on February 27th, 2003.

Signature
---------
                *
-------------------------------
Michael I. Roth                          Director, Chairman of the Board and
                                         Chief Executive Officer
                                         (Principal Executive Officer)
                *
-------------------------------
Samuel J. Foti                           Director, President, and Chief
                                         Operating Officer
                *
-------------------------------
Kenneth M. Levine                        Director and Executive Vice President
                *
-------------------------------
Richard Daddario                         Executive Vice President and Chief
                                         Financial Officer

/s/ Lee M. Smith                        Corporate Secretary and Vice President,
---------------------------------       Government Relations
Lee M. Smith

                *
---------------------------------
Tom H. Barrett                           Director

                *
---------------------------------
David L. Call                            Director

                *
---------------------------------
G. Robert Durham                         Director

                *
---------------------------------
James B. Farley                          Director

                *
---------------------------------
Robert Holland, Jr.                      Director

                *
---------------------------------
James L. Johnson                         Director

                *
---------------------------------
Frederick W. Kanner                      Director

                *
---------------------------------
Robert R. Kiley                          Director

                *
---------------------------------
Jane C. Pfeiffer                         Director

                *
---------------------------------
Thomas C. Theobald                       Director

                *
---------------------------------
David M. Thomas                          Director

*By: /s/ Lee M. Smith
     ---------------------------------
     Lee M. Smith, Attorney-in-Fact
     Pursuant to Power of Attorney

                                  EXHIBIT INDEX

4.b)   Form of Term Life Term Rider

4.c)   Form of Spouse's Yearly Renewable Term Rider

4.d)   Form of Purchase Option Rider

4.e)   Form of Waiver of Monthly Deduction Rider

4.f)   Form of Children's Term Life Insurance Rider

10.a) Power of Attorney for Michael I. Roth, Director, Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

10.b) Power of Attorney for Samuel J. Foti, Director, President, and Chief Operating Officer

10.c) Power of Attorney for Kenneth M. Levine, Director and Executive Vice President

10.d) Power of Attorney for Richard Daddario, Executive Vice President and Chief Financial Officer

10.e)  Power of Attorney for Tom H. Barrett, Director

10.f)  Power of Attorney for David L. Call, Director

10.g)  Power of Attorney for G. Robert Durham, Director

10.h)  Power of Attorney for James B. Farley, Director

10.i)  Power of Attorney for Robert Holland, Jr., Director

10.j)  Power of Attorney for James L. Johnson, Director

10.k)  Power of Attorney for Frederick W. Kanner, Director

10.l)  Power of Attorney for Robert R. Kiley, Director

10.m)  Power of Attorney for Jane C. Pfeiffer, Director

10.n)  Power of Attorney for Thomas C. Theobald, Director

10.o)  Power of Attorney for David M. Thomas, Director